Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

Nov 10, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

[redacted]

03037309

03 12 7:21

EISAI CO., LTD. (File No. 82-4015)

SUPPL

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Director,
Finance & Accounting Division
Eisai Co., Ltd.

11/14

#000010-10 ZAB 200 U

03 [illegible] 7:21

November 5, 2003 Release

Listed Stock Name :	Eisai Co., Ltd.
Headquarters Location :	4-6-10, Koishikawa Bunkyo-ku, Tokyo
President and CEO :	Mr. Haruo Naito
Securities Code :	4523
Listed Locations :	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries :	Mr. Hiroyuki Mitsui Vice President Public Relations & General Affairs Phone 81-3-3817-5085

Notice Concerning Food Additives and Chemicals Division to be split off into a Newly Incorporated Subsidiary

Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) resolved to split off its Food Additives and Chemicals Division (F.A.C.D.) into Eisai Food & Chemicals Co., Ltd. ("EFC"), a newly incorporated wholly-owned subsidiary of Eisai, as of April 1, 2004, (hereinafter referred to as "Split Off") at the Board of Directors' Meeting held on November 5, 2003,

Details are noted below.

1. Purpose of the Split Off

The F.A.C.D. of Eisai has operated its business in the area of food additives, bulk materials of pharmaceuticals, and natural/synthetic vitamin E. Eisai decided to Split Off the F.A.C.D. in order to obtain further customer's satisfaction.

2. Summary of the Split Off

(1) Schedule of the Split Off

Date of the Board of Directors Meeting for approval of the Split Off plan:	November 5, 2003
Date of the Split Off:	April 1, 2004
Date of filing of Split Off to the Legal Affairs Bureaus:	April 1, 2004

Note: In accordance with the regulation stipulated in the clause 374-6 (Abbreviated Split off of business into newly incorporated subsidiary ("Kani Shinsetsu Bunkatsu")) of the Japanese Commercial Code which does not require approval of the shareholders' meeting.

(2) Method of Split Off

a. Split off Eisai's F.A.C.D. business to form a newly incorporated subsidiary ("Shinsetsu Bunkatsu") where Eisai will be the company subject of split off and EFC will be the newly incorporated company.

b. Reason for adoption of the above method

By way of splitting off F.A.C.D., Eisai seeks to obtain further customer satisfaction by clarifying the administrative responsibility over such business and opting for independent management. For this purpose, upon Split Off, Eisai decided to adopt the "Bunsyha Gata Shinsetsu Bunkatsu" under which a newly incorporated subsidiary will succeed such business, while all shares issued by such subsidiary will be allotted to Eisai.

c. Allotment of shares

All of 2,000 common stocks issued by EFC will be allotted to Eisai.

d. Provision of subsidy

No subsidy will be paid.

e. Rights and obligations succeeded by EFC

EFC will succeed assets, liabilities and status under agreements and all rights and obligations arising therefrom relating to the F.A.C.D. of Eisai. It should be noted that as for employment contracts, EFC will not succeed them, and the employees who are mainly engage in F.A.C.D.'s operation as of the date of the Split Off will be temporarily transferred to EFC or, based upon the individual employees' consent, have one's employment contract transferred to EFC.

f. Prospect on fulfillment of liabilities

As for obligations and liabilities, Eisai believes that no issue is expected regarding the fulfillment of liabilities which Eisai and EFC should be charged with after the Split Off.

g. The Board of Directors of EFC

The newly appointed members of the Board of Directors of EFC are as follows:

Title	Name	Present Title in Eisai
Director	Akio Tsuri	Director, F.A.C.D.
Director	Shigehiro Yoshitake	Senior Manager, Planning & Development, F.A.C.D.
Director	Kei Kataoka	Senior Manager, Administration. F.A.C.D.
Director	Koichi Abe	Senior Manager, Vit.E Information & Technology
Corporate Auditor	Tadashi Temmyo	Director, Corporate Auditing Dept.
Corporate Auditor	Koji Azuma	Manager, Tax Operations Group, Finance & Accounting Division

3. Profile of the parties involved in Split Off

Company Name	Eisai Co., Ltd. (The company subject of split off)	Eisai Food & Chemicals Co., Ltd. (Newly incorporated Subsidiary)
Operations	Manufacture and Sale of pharmaceuticals, quasi-drugs, pharmaceutical machinery, etc.	Sales of food additives and chemicals
The date of incorporation	December, 6, 1941	April 1, 2004 (plan)
Address of Headquarters	4-6-10 Koishikawa, Bunkyo-ku, Tokyo, Japan	Chuo-ku, Tokyo, Japan (plan)
Representative	Haruo Naito (President and CEO)	Akio Tsuri (President and CEO)(plan)
Capital	44,985 million yen	100 million yen (Plan)
Number of Shares Issued	296,566,949 shares	2,000 shares
Shareholders' Equity	377,475 million yen	2,402 million yen

Total Assets	482,913 million yen	3,530 million yen
End of Accounting Period	March 31	March 31
Number of Employees	3,894 (individual, as of March 31, 2003)	35 (plan)
Principal Business Partners	Suppliers: Mitsui & Co., Ltd., Aventis Pharma Ltd., Novo Nordisk Pharma Ltd. Major Customers: Kuraya Sanseido Inc., Suzuken Co., Ltd., Fukujin Co., Ltd., Toho Pharmaceutical Co., Ltd.	Suppliers: Eisai Co., Ltd., TAMA BIOCHEMICAL CO., LTD., Imuraya Confectionery Co., Ltd. Major Customers: IWAKI & CO., LTD., San-Ei Gen F.F.I.,Inc., Fuji Chemicals LTD.
Major Shareholders and ratio of their share holdings (as of September 30, 2003)	Japan Trustee Services Bank, Ltd. (trust account) (5.02%), Resona Bank, Ltd. (4.84%), Mizuho Corporate Bank, Ltd. (4.79%), The Master Trust Bank of Japan, Ltd. (trust account) (4.66%), Nippon Life Insurance Company (4.56%)	Eisai Co., Ltd. (100%)
Principal Correspondent Banks	Resona Bank, Ltd., Mizuho Corporate Bank, Ltd., Bank of Tokyo Mitsubishi	Not yet determined.
Relation between the Companies	Capital	EFC shall be a wholly-owned subsidiary company of Eisai.
	Human Resources	Eisai will dispatch officers and employees as secondees to EFC.
	Partnership	EFC will purchase a portion of its merchandise from Eisai.

Note: The amount of capital, shareholders' equity and total assets of EFC were reported as of September 30, 2003.

Eisai Co., Ltd. financial results over the latest three fiscal year periods

Period	April 1, 2000 - March, 2001	April 1, 2001 - March, 2002	April 1, 2002 - March, 2003
Net Sales	¥258,615 mil.	¥275,032 mil.	¥289,603 mill.
Operating Income	¥58,395 mil.	¥63,904 mil.	¥65,273 mil.
Ordinary Income	¥61,557 mil.	¥66,026 mil.	¥64,805 mil.
Net Income	¥18,187 mil.	¥30,821 mil.	¥34,174 mil.
Earnings per Share	¥61.35	¥104.25	¥117.57
Dividends per Share	¥23.00	¥29.00	¥32.00
Shareholders' Equity per Share	¥1,173.13	¥1,217.58	¥1,293.44

4. Outline of F.A.C.D.

(1) Description of Operations of F.A.C.D.: Manufacturing, sales, import and export of food, beverages, seasonings, food additives, industrial chemicals, agricultural chemicals, fertilizers, feeds, and feed additives

(2) Net Sales for the fiscal year ended March, 2003:

	F.A.C.D. (a)	Eisai (b)	Ratio on Net Sales (a/b)
Net Sales	7,068 million yen	289,603 million yen	2.4%

(3) Items of Assets and Liabilities of F.A.C.D. and the amount thereof (as of September 30, 2003):

(Unit: Million Yen)

Assets		Liabilities	
Account Title	Book Value	Account Title	Book Value
Current assets	3,497	Current liabilities	1,127
Fixed assets	32	Long-term liabilities	-
Total assets	3,530	Total liabilities	1,127

5. Effect on Eisai's Business

There will be no change in Eisai's company name, operations, address, capital, or accounting term. This Split off will have a slight effect on the company's consolidated financial result. Concerning the non-consolidated financial results, a decrease of 1,127 million yen in total assets is estimated thereby.

Note: As of today, Eisai also announced that Eisai Pharma-Chem Europe Ltd. (Headquarters: UK), a wholly-owned subsidiary of Eisai Co., Ltd, resolved dissolution at its Board of Directors Meeting .

Contacts:

Eisai Co., Ltd.
Public Relations Department
03-3817-5120

November 5, 2003 Release

Listed Stock Name :	Eisai Co., Ltd.
Headquarters Location :	4-6-10, Koishikawa Bunkyo-ku, Tokyo
President and CEO :	Mr. Haruo Naito
Securities Code :	4523
Listed Locations :	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries :	Mr. Hiroyuki Mitsui Vice President Public Relations & General Affairs Phone 81-3-3817-5085

Notice Concerning Dissolution of Subsidiary

Eisai Pharma-Chem Europe Ltd., a wholly-owned subsidiary of Eisai Co., Ltd., (Headquarters: UK) resolved its dissolution at its Board of Directors Meeting held on November 15, 2003. Details are noted below.

1. Reason for Dissolution

In view of recent changes in the chemicals market situation in Europe, Eisai Pharma-Chem Europe Ltd. ceased its operation of providing support in the sales of the chemical products which Eisai Co., Ltd. sells in Europe.

2. Outline of the Subsidiary Dissolved

Company Name:	Eisai Pharma-Chem Europe Ltd.
Headquarters Location:	Ground Floor, Marine House, Meadlake Place, Thorpe Lea Road Egham, Surrey TW 8BF, UK
Representative:	Mr. Akio Tsuri (Managing Director)
Description of Operations:	Support on sales of the chemical products and sales of bulk of food products
Date of Incorporation:	May 24, 1989
Capital:	UK£100 thousand

3. Schedule of Liquidation

Scheduled to be completed within fiscal year 2004.

4. **Effect on Business Results**

This dissolution will have a slight effect on the business results of Eisai Co., Ltd.

Contacts:

Eisai Co., Ltd.
Public Relations Department
03-3817-5120

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
SEMIANNUAL FINANCIAL REPORT RELEASE

03 ... 7:21

FOR IMMEDIATE RELEASE
November 5, 2003

On November 5, 2003, Eisai Co., Ltd. announced semiannual consolidated financial results for the fiscal year ending March 31, 2004.

- Date of the Board of Directors' Meeting for presentation of semiannual consolidated financial results: November 5, 2003

- These financial presentations do not conform to U.S. financial presentation standards.

- Eisai Co., Ltd. is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.

- Securities Code Number: 4523

- Representative of corporation: Haruo Naito
  President and Chief Executive Officer

- Inquiries should be directed to: Hiroyuki Mitsui
  Vice President
  Public Relations & General Affairs

  4-6-10 Koishikawa, Bunkyo-ku
  Tokyo 112-8088, Japan
  Phone: +81-03-3817-5085
  URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (APRIL 1, 2003 – SEPTEMBER 30, 2003)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2003- September 30, 2003	¥ 247,768 mil.	5.7%	¥40,973 mil.	1.3%	¥40,659 mil.	1.4%
April 1, 2002- September 30, 2002	¥234,435 mil.	11.1%	¥40,438 mil.	3.7 %	¥40,085 mil.	(0.3 %)
April 1, 2002- March 31, 2003	¥466,613 mil.		¥75,863 mil.		¥76,137mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2003- September 30, 2003	¥24,858 mil.	11.7%	¥85.20	¥85.19
April 1, 2002- September 30, 2002	¥22,248 mil.	11.5%	¥76.53	¥75.74
April 1, 2002- March 31, 2003	¥41,027 mil.		¥141.16	¥139.85

Notes: 1. Investment loss and profit accounted for by the equity method:
- Interim period ended September 30, 2003: (¥3 mil.)
- Interim period ended September 30, 2002: ¥10 mil.
- Fiscal year ended March 31, 2003: ¥47 mil.

2. Average Common Stock issued and outstanding:
- Interim period ended September 30, 2003: 291,788,071
- Interim period ended September 30, 2002: 290,713,144
- Fiscal year ended March 31, 2003: 290,163,720

3. There have been no changes in accounting methods used by the Company during the periods ended September 30, 2003, and 2002.
4. Percentage increase (decrease) compares periods ended September 30, 2002 and 2001.

(2) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
September 30, 2003	¥616,102mil.	¥409,296mil.	66.4%	¥1,402.73
September 30, 2002	¥556,593 mil.	¥369,790 mil.	66.4 %	¥1,280.47
March 31, 2003	¥591,721 mil.	¥388,247 mil.	65.6%	¥1,330.34

Note: Common Stock issued and outstanding:
- Interim period ended September 30, 2003: 291,784,740
- Interim period ended September 30, 2002: 288,793,798
- Fiscal year ended March 31, 2003: 291,790,554

All figures less than 1,000,000 yen have been omitted.

(3) CASH FLOW CONDITION

Period End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
September 30, 2003	¥45,843 mil.	(¥15,300 mil.)	(¥4,534 mil.)	¥149,950 mil.
September 30, 2002	¥19,566 mil.	(¥17,982 mil.)	(¥14,624 mil.)	¥104,603 mil.
March 31, 2003	¥57,606 mil.	(¥27,721 mil.)	(¥19,829 mil.)	¥127,271 mil.

(4) NUMBER OF CONSOLIDATED SUBSIDIARIES, NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Consolidated subsidiaries: 34
- Non-consolidated subsidiaries: -
- Associated companies: 3

(5) CHANGES IN NUMBER OF CONSOLIDATED SUBSIDIARIES AND ASSOCIATED COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

- Number of newly consolidated subsidiaries: 1
- Number of companies omitted from consolidation: -
- Number of companies to which equity method is newly applied: -
- Number of companies omitted from application of equity method: -

2. FORECASTED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income
April 1, 2003-March 31, 2004	¥ 508,000 mil.	¥82,500 mil.	¥50,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥171.13

*Refer to page 16 in the attached materials in regard to the assumptions of the above consolidated forecasted results and the basis of presenting consolidated financial statements.

I. Business Flows Within the Group

The Group consists of Eisai Co., Ltd. (the Company), 34 consolidated subsidiaries and 3 associated companies accounted for Equity Method. The diagram below shows the principal operations and flows within the Group.



[Japan]
<Pharmaceuticals Segment>
* Sannova Co., Ltd. (Pharma Prod./Sales)
* Elmed Eisai Co., Ltd. (Pharma Sales)
* KAN Research Institute, Inc. (Research)
* Sanko Junyaku Co., Ltd. (Diagnostics Prod./Sales)
* Palma Bee'z Research Institute Co., Ltd (Diagnostics Prod. Research)
# 1 other companies
(Total 6 companies)
Products
Research
<Other Segment Areas>
* Eisai Seikaken Co., Ltd. (Agro-chemical Prod./Sales)
* Clinical Supply Co., Ltd. (Pharma Equipment Prod./Sales)
* Herusu Co., Ltd. (Pharma Prod. Machinery, Sales)
* Eisai Distribution Co., Ltd. (Distribution)
* Sunplanet Co., Ltd. (Other Services)
* 1 other company
(Total 6 companies)
Distribution Service
Other Services
EISAI CO., LTD.
[Overseas]
<Pharmaceuticals Segment>
North America
* Eisai Inc. (Pharma Production/Sales)
* Eisai Research Institute of Boston, Inc. (Research)
* Eisai Medical Research, Inc.(Research)
* Eisai Corporation of North America (Holding Company)
(Total 4 companies)
Bulk
Europe
* Eisai Ltd. (Pharma Sales/Clinical Development)
* Eisai B.V.(Pharma Production/Sales)
* Eisai GmbH (Pharma Sales)
* Eisai S.A.S. (Pharma Sales)
* Eisai Farmaceutica S.A. (Pharma Sales Promotion)
* Eisai London Research Laboratories Ltd. (Research)
# 1 other company
(Total 7 companies)
Asia and Others
* P.T. Eisai Indonesia (Pharma Prod./Sales)
* Eisai Taiwan, Inc. (Pharma Prod./Sales)
* Eisai China, Inc. (Pharma Prod./Sales)
* Eisai Korea In. (Pharma Sales)
6 other companies (* : 5, # : 1)
(Total 10 companies)
Products/ Bulk
<Other Segment Areas>
North America
* Eisai U.S.A., Inc. (Pharma Production Machinery Sales)
* 1 other company
(Total 2 companies)
Europe
* Eisai Machinery GmbH (Pharma Prod. Machinery Manufacture/Sales)
* 1 other company
(Total 2 companies)
Shows Sales Flow
Symbol Explanation:
* : Consolidated Subsidiary (34 companies)
# : Associated Companies accounted for by the Equity Method (3 companies)

Affiliated Companies

(Consolidated Subsidiaries) *(As of September 30, 2003)*

Company Name	Location	Common Stock		Voting rights	Description of Operations	Relationship/Operations	Note
Sanko Junyaku Co., Ltd.	Tokyo	¥5,262	million	50.90%	Diagnostic product prod./sales	-	* 2,3
Sannova Co., Ltd.	Gunma Pref.	¥926	million	79.97%	Pharmaceutical prod./sales	(E) Pharmaceutical product purchase	* 3
Elmed Eisai Co., Ltd.	Tokyo	¥450	million	100.00%	Pharmaceutical sales	-	
KAN Research Institute, Inc.	Kyoto	¥70	million	100.00%	Basic research	(E) contract basic research	
Eisai Distribution Co., Ltd.	Kanagawa Pref.	¥60	million	100.00%	Pharmaceutical distribution	(E) Pharmaceutical product distribution	
Clinical Supply Co., Ltd.	Gifu Pref.	¥80	million	84.80%	Medical instruments production/sales	-	
Sunplanet Co., Ltd.	Tokyo	¥455	million	85.12%	Administrative/Catering/Printing service, Real estate Management	(E) purchase of admin./catering/ printing service, management of (E) real estate	
Herusu Co., Ltd.	Tokyo	¥64	million	75.00%	Pharmaceutical machinery, quasi-drugs, etc. sales	(E) Pharmaceutical machinery, etc. sales, quasi-drugs etc. purchase	
Eisai Seikaken Co., Ltd.	Tokyo	¥50	million	70.00%	Agro-chemical prod./sales	-	
Dymec Co., Ltd.	Chiba Pref.	¥30	million	84.80% (84.80%)	Others	-	* 1,6
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	¥50	million	75.45% (25.44%)	Diagnostic product research	(E) Diagnostic product research	* 1
		Unit=thousand					
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company	-	*3
Eisai Inc.	New Jersey, USA	83,600	US$	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical bulk sales	* 1,3,7
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00% (100.00%)	Basic research/clinical trial process research	(E) Basic research/ clinical trial process research	* 1,3
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00% (100.00%)	Pharmaceutical machinery sales	(E) Pharmaceutical machinery sales	* 1
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Pharmaceutical clinical research	(E) Pharmaceutical clinical research	* 1
Eisai Machinery U.S.A. Inc.	New Jersey, USA	1,000	US$	100.00% (100.00%)	Others	-	* 1,4
Eisai Ltd.	London, U.K.	15,548	UK£	100.00%	Pharmaceutical sales/clinical research	(E) Pharmaceutical clinical research	
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UK£	100.00%	Basic research	(E) Basic research	
Eisai Pharma-Chem Europe Ltd.	London, U.K.	100	UK£	100.00%	Others	-	*6
Eisai GmbH	Frankfurt, FRG	7,669	EUR	100.00%	Pharmaceutical sales	(E) Pharmaceutical sales	
Eisai Machinery GmbH	Cologne, FRG	1,278	EUR	100.00% (100.00%)	Pharmaceutical machinery prod./sales	(E) Pharmaceutical machinery sales	* 1
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales	-	
Eisai B.V.	Amsterdam, Neth.	540	EUR	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical bulk sales	
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical sales promotion	-	
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales	(E) Pharmaceutical sales	
Eisai Asia Regional Services Pte. Ltd.	Singapore	26,400	S$	100.00%	Pharmaceutical management/sales support	(E) Pharmaceutical management/sales support	
Eisai (Malaysia) Sdn. Bhd.	Petal. Jaya, Malaysia.	470	M$	100.00% (5.74%)	Pharmaceutical sales	(E) Pharmaceutical sales	*1
Eisai (Thailand) Marketing Co., Ltd.	Bangkok, Thailand	11,000	Baht	49.90% (49.90%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1,5
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical production/sales	(E) Pharmaceutical sales	
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales	-	
Eisai China Inc.	Suzhou, China	139,274	RMB	100.00% (100.00%)	Pharmaceutical production/ sales	(E) Pharmaceutical sales	* 1

Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00% (10.00%)	Pharmaceutical production/sales	(E) Pharmaceutical sales	* 1
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales	-	

(Equity in Earnings in Associated Companies Accounted for Equity Method) (As of September 30 , 2003)

Company Name	Location	Common Stock (Unit: thousands)		Voting rights	Description of Operations	Relationship/Operations	Note
Bracco-Eisai Co., Ltd.	Tokyo	340,000	Yen	49.00%	Contrast media import/ production/sales	(E) Contrast media purchase	
Eisai-Novartis Verwaltungs GmbH	Nuremberg, FRG	25	Euro	50.00% (50.00%)	Prescription pharmaceuticals	-	* 1,6
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90% (1.45%)	Pharmaceutical prod./sales	(E) Pharmaceutical sales	* 1

Notes: *1. Voting rights (%) ownership: Figures in parenthesis represent percentage indirectly owned by Eisai.

*2. The stock of Sanko Junyaku Co., Ltd. is traded in the Over-the-Counter market (JASDAQ).

*3. Specially designated subsidiary according to the stock exchange law. (E) indicates Eisai Co., Ltd.

*4. New consolidated subsidiary, which was established in August, 2003 and has been in operation of pharmaceutical machinery sales succeeded from Eisai U.S.A., Inc.

*5. The Company has a less than 50 percent ownership in Eisai (Thailand) Marketing Co., Ltd., but is considered as a consolidated subsidiary under the application of the "controlling entity" standard.

*6. Dymec Co., Ltd., Eisai Pharma-Chem Europe Ltd., and Eisai-Novartis Verwaltungs GmbH are in the process of liquidation.

*7. In the consolidated financial results for the period under review, sales of subsidiaries representing greater than ten percent of consolidated sales include one subsidiary, Eisai Inc. and the principal financial results are noted below.

Sales	¥97,694 mil.
Ordinary income	¥5,278 mil.
Net income	¥3,008 mil.
Shareholder's equity	¥21,704 mil.
Total assets	¥103,260 mil.

2. Management policy

1) Basic management policy

The Eisai Group (hereinafter referred to as 'the Company') seeks to become a global human healthcare (hhc) company capable of making a meaningful contribution under any medical system through meeting the diverse healthcare needs of patients and their families as well as consumers. Consistent with such corporate philosophy, we are committed to operating business with our first priority being placed on compliance and at the same time continuing our efforts to further expand the trustworthy relationship with our clients, shareholders and local community.

2) Issues facing the Company and management strategies

In recent years, in the pharmaceutical industry, competition has been further intensified due to the challenges including the introduction of new technologies as represented by the genome-related drug discovery in addition to the accelerating healthcare cost-containment measures in advanced nations. Moreover, it is mandatory to promote environmental conservation and fulfill corporate social responsibilities. Under such corporate circumstances, the Company in its medium- and long-term strategic plan is aiming to be 'the global leader in benefiting patients'. Building on innovative drug discovery to address unmet medical needs and to contribute to the improved quality of life (QOL) of patients, provision of high-quality drugs, and other elements, we endeavor to achieve our goals and enhance corporate value.

(1) Research and Development (R&D) system to consistently discover new drugs

Progress in life science research, and stricter drug screening and approval systems in Japan, the United States and Europe have contributed to make new drug discovery increasingly complex. Hence, the Company concentrates managerial resources on neurology, gastroenterology and oncology as our franchise or focused areas with a view to efficiently discovering new drugs of high efficacy and safety. While fundamentally promoting research activities by utilizing the specific capabilities of the respective R&D facilities, our research laboratories in Japan, the U.S. and Europe are procuring state-of-the-art knowledge and technology and facilitating global collaboration. With respect to

clinical research, the Company will promote global clinical development in Japan, Europe and the U.S. including the U.S. clinical development subsidiary Eisai Medical Research Inc. which was established last year to further accelerate development speed, thereby efficiently seeking early New Drug Applications (NDA). In addition, the Company will look to enrich its pipeline through proactively promoting joint research, strategic alliances, and licensing activities with research organizations and corporations in Japan and overseas.

(2) Improvement in profitability

Within the context of the global pharmaceutical market, we will strive to focus managerial resources on promising growth areas, thereby seeking efficient management and improved profitability. In particular, in the U.S. market which accounts for approximately 50% of the world's pharmaceutical market and is expected to continue to grow, the Company will aim at enhanced profitability as well as contribution to patients by way of proactively promoting such measures as increasing number of medical representatives and strengthening a system of consistent product supply based on a functional expansion of production and logistics. In Japan, where healthcare cost-containment measures are deteriorating an already harsh business environment, the Company, in pursuit of an expanded market share, intends to concentrate managerial resources on the Alzheimer's disease treatment, *Aricept* and the proton pump inhibitor, *Pariet* for which the additional indication of maintenance therapy for gastro-esophageal reflux disease (GERD) was approved in July of this year.

(3) Maintenance and improvement of quality of pharmaceutical products

At the manufacturing bases in Japan, the U.S. and Asia, we continue to deal with production of high-quality products in conformity with our own global standards as well as observing the quality standards in each country. In addition, positioning the provision of information as a component of quality, we strive to maintain and improve overall quality as exemplified by the improved packaging and labeling information based on the needs expressed by patients, consumers and healthcare professionals.

(4) Promotion of environmental conservation

Recognizing that activities to conserve the environment are an integral managerial issue, the Company is promoting resource and energy conservation,

a reduction in waste, and recycling. Likewise, the Company will provide environment-friendly products by focusing on the development of production technology and product design that can reduce environmental burden. In this context, the Company is implementing environmental control in accordance with the environmental management system (ISO14001) on a continuous basis.

3) Basic policy on profit distribution

With respect to profit distribution, the Company will strive to reward shareholders by way of the stable dividends in consideration of the consolidated financial performance and dividends on shareholders' equity ratio (DOE). At the same time, the funds will be allocated to enrich R&D activities, strengthen competitive advantage in business, and for other purposes.

4) Enhancement of corporate governance

Starting this fiscal year, the Company has segregated the respective functions of Chairman of the Board of Directors and Chief Executive Officer (CEO) in order to reinforce the supervisory function of the Board of Directors and instituted a system whereby prompt decision-making is facilitated with respect to critical issues in operating business by significantly delegating responsibilities and authority to operating officers. Moreover, for the purpose of further enhancing management transparency, the composition of Corporate Governance Committee, where nomination and remuneration of directors and officers are deliberated on, has been transformed to what is fully comprised of non-executive directors. We will continue to improve our corporate governance.

5) Promotion of compliance

It is our philosophy that compliance with laws and ethical standards is the Company's top priority and foundation for a going concern. To that end, a Charter for Business Compliance Behavior has been established, and all the officers and employees strive to comply and conduct daily activities accordingly. The Company seeks to ensure compliance in the entire Eisai Group on a continuous basis through implementing ongoing training sessions for officers and employees and completing revisions of compliance programs including the Code of Conduct based on new guidance in addition to soliciting utilization of the standing consultation contacts inside and outside the Company.

3. Performance Review and Financial Position

1) Operating results for the interim period under review

[Sales and income]

Despite the fact that the healthcare cost-containment measures were implemented in each country, the U.S. and European pharmaceutical markets continued growing. On the other hand, the Japanese pharmaceutical market became increasingly harsh due to an economic slowdown, an increase in co-payments for employee's health insurance, and fierce competition.

Under such circumstances, the Company achieved the following consolidated results for the interim period under review:

Net sales: ¥247,768 million (5.7% increase year-on-year)
Operating income: ¥40,973 million (1.3% increase year-on-year)
Ordinary income: ¥40,659 million (1.4% increase year-on-year)
Net income: ¥24,858 million (11.7% increase year-on-year)

Sales of *Aricept* expanded to ¥68,577 million, up 26.5% year-on-year and sales of *Pariet* (US brand name*: Aciphex)* increased to ¥63,929 million, up 11.7% year-on-year respectively. Net sales gained ground in the United States and Europe while those in Japan and Asia remained steady.
Although the cost ratio declined due to an improvement in the product mix and other factors, operating income rose slightly. This was attributed to our aggressive investment in research and development and marketing-related costs. Interim net income grew because we registered extraordinary income mainly due to the gain on exempted obligation of the substitutional portion of employees' Welfare Pension Funds. Meanwhile, tax expenses increased after revaluating deferred tax assets (current) in consideration of tax deduction arising out of R&D related tax relief.

[Conditions by segment]

(Net sales for each segment are net sales to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment

In the Pharmaceuticals segment, sales of *Aricept* and *Pariet/Aciphex* took an

upturn in the Japan, the United States and Europe. As for consumer healthcare products, expansion was registered in sales of the *Nabolin* group of activated vitamin B12, to which a new product was added.
Consequently pharmaceutical sales came to ¥236,225 million, up 7.1% year-on-year while operating income amounted to ¥41,496 million, an increase of 0.9% year-on-year.

Other segments
Despite the fact that sales of chemicals, food additives, and pharmaceutical production systems and machinery products that are facing fierce competition declined 16.2% year-on-year to ¥11,542 million, the operating income thereof climbed 11.7% to ¥951 million.

(2) Performance by geographical area
Japan:
Sales in Japan amounted to ¥129,060 million, down 1.6% while operating income came to ¥38,909 million, down 3.5%.
Sales of *Aricept* augmented to ¥13,662 million, up 25.6%, and sales of *Pariet*, for which we obtained an approval of additional indication of maintenance therapy for gastro-esophageal reflux disease (GERD) in July of this year, jumped to ¥5,851 million, an increase of 94.7%. However, sales of other products slowed down. Accordingly, operating income declined because of a drop in sales and a rise in research and development investment.

North America:
Sales in North America expanded 14.2% to ¥96,864 million, and operating income soared 162.4% to ¥5,488 million.
Sales of *Aricept* surged 26.5% to ¥42,290 million while sales of *Aciphex* showed a steady growth of 6.1% to ¥53,959 million. As a consequence, operating income increased.

Europe:
Sales in Europe reached ¥17,093 million, up 22.3%, while operating income came to ¥1,148 million, down 11.9%.
Sales of *Aricept* advanced 32.8% to ¥11,422 million and sales of *Pariet* climbed 24.0% to ¥3,390 million respectively.

Asia and other regions:

Sales in Asia and other regions inched up 5.4% to ¥4,750 million while operating income fell 3.7% to ¥902 million. Sales of *Aricept* amounted to ¥1,202 million, down 6.2%, and sales of *Pariet* were bolstered to ¥727 million, up 12.6%.

Total overseas sales excluding Japan grew to ¥118,707 million, an increase of 14.9%, thereby representing 47.9% of the Company's total net sales.

[Profit distribution]

The Company has decided to set the interim dividend at ¥18 per share, an increase of ¥2 from the interim dividend of the previous year.

2) Financial condition for the interim period under review

[Assets, etc.]

Total assets at the end of the interim period under review stood at ¥616,102 million, an increase of ¥24,380 million from the end of the previous year. Marketable securities and investment securities, among other assets, were the main items that showed an increase while cash and bank accounts and trade receivables contracted.

Total liabilities amounted to ¥197,373 million, rising ¥3,232 million from the end of the previous year. Accounts payable, accrued expenses and other liabilities were the main items that registered an increase while accrued income taxes decreased.

Total shareholders' equity came to ¥409,296 million, an increase of ¥21,048 million from the end of the previous year, with the shareholders' equity ratio of 66.4%, up 0.8% from the end of the previous year.

[Capital expenditures]

Capital expenditures amounted to ¥11,308 million, an increase of ¥3,879 million year-on-year. Most of such expenditures were used to upgrade production facilities and R&D laboratories in Japan and the United States.

[Cash flow]

Net cash generated by operating activities for the interim period under review

amounted to ¥45,843 million, up ¥26,277 million from the corresponding period of the previous year. Income before income taxes rose ¥6,717 million from the previous period to ¥43,928 million. Meanwhile, depreciation and amortization expenses stayed at ¥8,798 million, nearly the same as the previous period. The gain from the corresponding period of the previous year was primarily attributed to a decline in trade receivables and a rise in other current liabilities. Income taxes paid stood at ¥24,194 million.

Cash outflows caused by investing activities amounted to ¥15,300 million, a decrease of ¥2,681 million from the same period of the previous year, out of which ¥9,057 million was used for purposes of acquiring property, plant and equipment. Net cash used in financing activities totaled at ¥4,534 million, a decline of ¥10,089 million from the same period of the previous year due to dividend payments and other activities.

As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the interim period under review came to ¥149,950 million, up ¥22,679 million from the end of the previous year.

[Cash Flow Indicators]

	Year ended March 2000	Year ended March 2001	Year ended March 2002	Year ended March 2003	Interim period of fiscal year ending March 2004
Shareholders' equity ratio (%)	67.8	63.0	64.9	65.6	66.4
Market Cap. Ratio (%)	165.1	168.3	164.8	107.7	123.6
Debt repayment term (years)	1.38	0.31	0.15	0.04	0.03
Interest coverage ratio	28.8	110.6	150.5	489.6	1,315.2

(Note) Calculation method of each indicator in the above table is as follows:

Shareholders' equity ratio: shareholders' equity / total assets

Market Cap. Ratio: market capitalization (the stock price at the end of the period x number of shares outstanding at the end of the period after deduction of treasury stock) / total assets

Debt repayment term: interest-bearing debt (bonds payable, loans payable, agent deposits payable) / operating cash flow

Interest coverage ratio: operating cash flow / interest payments (interests paid)

Please note that debt repayment term as of the end of the interim period shown above was calculated using the doubled operating cash flow to obtain its annualized tentative figure for

reference purposes.

3) Progress in Research and Development

[Products under development]

In Japan, we obtained an approval of additional indication of maintenance therapy for gastro-esophageal reflux disease (GERD) for *Pariet* in July of this year and submitted a New Drug Application (NDA) for T-614, rheumatoid Arthritis treatment that is co-developed with Toyama Chemical Co., Ltd., in September. Moreover, we applied for approval of additional indication of pulmonary embolism in connection with the thrombolytic agent, *Cleactor*, in May.

Meanwhile in the United States, Phase II clinical trials are under way for E7070, an anticancer agent, and E5564, an endotoxin antagonist. With respect to E2007, AMPA receptor antagonist, Phase II clinical trials are already being conducted in Europe and the preparations are being made for Phase II clinical trials for this receptor antagonist in the United States as well. On the other hand, the Company received a non-approvable letter in connection with our application for additional indication of vascular dementia for *Aricept* from the U.S. Food and Drug Administration (FDA). Nevertheless, we are continuing discussions with them on this matter. Furthermore in May, Eisai and Teva Pharmaceutical Industries Ltd. (hereinafter referred to as "Teva") in Israel executed a co-promotion agreement in conjunction with rasagiline (generic name) for Parkinson's disease treatment in the United States, for which Teva submitted to FDA a NDA in September.

In Europe, an application for the modification to Posology and Method of Administration section of the *Pariet* SmPC for the on-demand therapy of symptomatic gastro-oesophageal reflux disease (GORD) was submitted in September.

[Production]

For purposes of consistently supplying *Aricept* and *Pariet/Aciphex*, which continue to post sales growth in countries all over the world, we are expanding production facilities at the Kashima plant in Japan and North Carolina plant in the United States.

In Japan we made a transition to utilizing easily disposable materials in bottle packaging and containers, and adopted container labels in order to prevent

errors.

[Activities for environmental conservation and occupational health and safety]
As part of business activities that take the global environment into consideration, we are actively engaged in the utilization of the Green Power System aimed at energy conservation and reduction of CO_2, and the high-efficiency operation of the ice and water thermal storage system at the Tsukuba Research Laboratories. With respect to safety and sanitation, we obtained 'OHSAS18001', a certification standard for the Occupational Health and Safety Management System, at the Kawashima plant in October 2003.
In September we published 'Environmental and Social Report 2003' wherein environmental management and specific activities for environmental conservation are summarized.

4) Outlook for the fiscal year 2003
We hereby revise the financial forecast on a consolidated basis for the full fiscal year which was announced in our financial disclosure in May as follows:

(in million yen, %)

	Updated forecast		Previous forecast	Difference	Revision (%)
	(A)	Changes YoY (%)	(B)	(A-B)	
Net sales	508,000	+8.9	500,000	8,000	1.6
Operating income	83,000	+9.4	80,000	3,000	3.8
Ordinary income	82,500	+8.4	80,000	2,500	3.1
Net income	50,000	+21.9	48,000	2,000	4.2

(Assumptions)
US$1=¥ 115, Euro 1=¥ 130, Sterling Pound 1=¥ 190
*These quotations are the projected term-average foreign exchange rates. One Euro equivalent was revised from ¥ 120 to ¥ 130 while the rates of other currencies remain intact.

[Sales]
With respect to net sales, ¥ 508,000 million sales with upward revision of ¥ 8,000 million from the previous forecast is estimated. Sales of *Aricept* are

projected to be ¥ 136,000 million, bolstered by ¥ 8,000 million from the previous forecast while the forecast for *Pariet/Aciphex* stays at the same level of the former figures in the amount of ¥ 149,000 million.

[Income]

Operating income is estimated to come to ¥ 83,000 million, up ¥ 3,000 from the former forecast owing to the reduction in personnel cost arising out of exemption from the future benefit obligation as to substitutional retirement portion of employees Welfare Pension Fund which was approved in this period while ordinary income is projected to be ¥ 82,500 million, up ¥ 2,000 million from the previous forecast. In connection with net income, affected by the extraordinary income from gain on exempted obligation of substitutional portion of employees Welfare Pension Fund incurred in the interim period, forecast thereof is updated to ¥ 50,000 million, an increase of ¥ 2,000 million from previous one.

On balance, sales and income is expected to increase in our consolidated performance for full fiscal year respectively. Meanwhile we will proactively implement R&D investments while at the same time continuing our endeavor to improve the cost ratio and enhance the efficiency of managerial resources.

In conjunction with dividends, we expect to repatriate a fiscal year-end dividend of ¥18 per share, making an annual total dividend of ¥36 per share, an increase of ¥4 per share over the previous year.

On the other hand, the financial forecast on a non-consolidated basis for the full fiscal year is also revised as presented below:

(in million yen, %)

	Updated forecast		Previous forecast	Difference	Revision (%)
	(A)	Changes YoY (%)	(B)	(A-B)	
Net sales	300,000	+3.6	296,000	4,000	1.4
Operating income	66,000	+1.1	63,000	3,000	4.8
Ordinary income	65,000	+0.3	63,000	2,000	3.2

Net income	40,000	+17.0	38,000	2,000	5.3

Note: The forward-looking statements contained in this report are based on information available to the Company at the time they were issued, and therefore actual results could differ materially from these statements due to changes in economic conditions, foreign exchange rates, and conditions affecting the pharmaceutical industry including but not limited to revisions of the pharmaceutical- affairs laws and regulations and other factors.

4-1) CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	Note	September 30 2002 (Millions of Yen)	(%)	**September 30 2003 (Millions of Yen)**	**(%)**	March 31 2003 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits		¥84,438		**¥84,130**		¥101,263		
Accounts and notes receivable-trade		140,477		**137,842**		149,049		
Short-term investments		35,518		**72,157**		35,335		
Inventories		32,188		**34,110**		35,061		
Deferred tax assets		18,548		**20,489**		19,285		
Other current assets		8,076		**9,175**		9,187		
Allowance for doubtful receivables		(170)		**(204)**		(201)		
Total current assets		319,077	57.3	**357,702**	**58.1**	348,981	59.0	8,720
Fixed assets:								
Net property, plant and equipment		110,974	19.9	**114,328**	**18.5**	111,685	18.9	2,643
Buildings	1,4	57,373		**58,828**		57,155		
Machinery and vehicles	1,4	22,869		**21,675**		22,486		
Land	2	18,468		**18,986**		19,097		
Construction in progress		3,818		**6,303**		4,464		
Others	1,4	8,445		**8,533**		8,480		
Intangible assets		14,441	2.6	**15,190**	**2.5**	16,035	2.7	(844)
Investments and other assets		112,100	20.2	**128,880**	**20.9**	115,019	19.4	13,861
Investment securities		65,431		**81,412**		66,994		
Long-term loans receivable		140		**92**		98		
Deferred tax assets		17,377		**17,656**		18,778		
Other assets		29,864		**30,740**		30,077		
Allowance for doubtful receivables		(714)		**(1,020)**		(929)		
Total fixed assets		237,515	42.7	**258,399**	**41.9**	242,739	41.0	15,659
Total		¥556,593	100.0	**¥616,102**	**100.0**	¥591,721	100.0	¥24,380

4-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

Account Title	Note	September 30 2002 (Millions of Yen)	(%)	September 30 2003 (Millions of Yen)	(%)	March 31 2003 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
LIABILITIES								
Current liabilities:								
Accounts and notes payable-trade		¥16,864		**¥15,983**		¥16,134		
Short-term borrowings		435		**213**		35		
Current portion of straight bonds	2	–		**100**		100		
Current portion of convertible bonds		5,290		–		–		
Accounts payable-other		42,378		**44,308**		41,145		
Accrued expenses		22,783		**25,286**		22,595		
Accrued income taxes		18,260		**20,055**		23,026		
Reserve for sales rebates		21,680		**36,627**		37,574		
Other reserves		776		**993**		796		
Other current liabilities		4,691		**4,320**		4,584		
Total current liabilities		133,160	23.9	**147,888**	**24.0**	145,992	24.7	1,896
Long-term liabilities:								
Straight bonds	2	100		–		–		
Deffered tax liabilities		507		**714**		344		
Liability for retirement benefits		41,344		**46,422**		45,417		
Retirement allowances for Directors		1,701		**1,765**		1,764		
Other long-term liabilities		660		**581**		622		
Total long-term liabilities		44,313	8.0	**49,484**	**8.1**	48,148	8.1	1,335
Total liabilities		177,473	31.9	**197,373**	**32.1**	194,140	32.8	3,232
Minority Interests		9,329	1.7	**9,433**	**1.5**	9,332	1.6	100
Shareholders' equity:								
Common stock		44,984	8.1	**44,985**	**7.3**	44,985	7.6	–
Capital surplus		55,221	9.9	**55,222**	**9.0**	55,222	9.3	–
Retained earnings		292,534	52.6	**322,792**	**52.4**	302,669	51.2	20,123
Net unrealized gain (loss) on available-for-sale securities		1,911	0.3	**5,032**	**0.8**	1,424	0.2	3,607
Foreign currency translation adjustments		(1,155)	(0.2)	**(4,171)**	**(0.7)**	(1,502)	(0.2)	(2,668)
Treasury stock		(23,706)	(4.3)	**(14,566)**	**(2.4)**	(14,551)	(2.5)	(14)
Total shareholders' equity		369,790	66.4	**409,296**	**66.4**	388,247	65.6	21,048
Total		¥556,593	100.0	**¥616,102**	**100.0**	¥591,721	100.0	¥24,380

5. CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

Account Title	Note	Apr 1, 2002 - Sep 30, 2002 (Millions of Yen)	(%)	**Apr 1, 2003 - Sep 30, 2003 (Millions of Yen)**	**(%)**	Increase (Decrease) (Millions of Yen)	Apr 1, 2002 - Mar 31, 2003 (Millions of Yen)	(%)
Net sales		¥234,435	100.0	**¥247,768**	**100.0**	¥13,332	¥466,613	100.0
Cost of sales		52,743	22.5	**47,482**	**19.2**	(5,260)	102,467	22.0
Gross profit on sales		181,691	77.5	**200,285**	**80.8**	18,593	364,145	78.0
Provision (Reversal) of reserve for sales returns		115	0.0	**111**	**0.0**	(3)	134	0.0
Gross profit		181,576	77.5	**200,173**	**80.8**	18,597	364,011	78.0
Selling and general administrative expenses		141,137	60.3	**159,200**	**64.3**	18,062	288,148	61.7
Research and development expenses		27,862		**33,541**			59,704	
Other		113,275		**125,658**			228,443	
Operating income		40,438	17.2	**40,973**	**16.5**	534	75,863	16.3
Non- operating income		1,810	0.8	**1,109**	**0.5**	(700)	2,797	0.6
Interest income		804		**652**			1,471	
Dividend income		203		**197**			350	
Rent		209		**–**			–	
Equity in earnings of associated companies		10		**–**			47	
Other non-operating income		583		**259**			928	
Non- operating expenses		2,163	0.9	**1,423**	**0.6**	(740)	2,523	0.6
Interest expenses		42		**13**			56	
Foreign exchange losses		1,527		**886**			1,655	
Equity in loss of associated companies		–		**3**			–	
Other non-operating expenses		593		**520**			811	
Ordinary Income		40,085	17.1	**40,659**	**16.4**	574	76,137	16.3
Extra-ordinary income		69	0.0	**4,236**	**1.7**	4,167	654	0.2
Gain on sales of property, plant and equipment	1	7		**474**			15	
Gains on sales of investment securities		36		**1**			36	
Reversal of allowance for doubtful receivables		20		**25**			61	
Gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund		–		**3,732**			–	
Other extra-ordinary income		4		**3**			540	
Extra-ordinary loss		2,944	1.2	**968**	**0.4**	(1,975)	6,966	1.5
Loss on disposal of fixed assets	2	302		**479**			974	
Loss on impairment of securities		1,923		**112**			4,261	
Loss on vitamin E litigation settlement	3	643		**–**			1,090	
Loss on liquidation of subsidiaries		–		**172**			–	
Other extra-ordinary loss		75		**204**			640	
Income before income taxes and minority interests		37,210	15.9	**43,928**	**17.7**	6,717	69,825	15.0
Income taxes-current		19,519	8.3	**21,428**	**8.7**	1,909	35,348	7.6
Income taxes-deferred		(4,749)	(2.0)	**(2,461)**	**(1.0)**	2,287	(6,742)	(1.5)
Minority interests		192	0.1	**102**	**0.0**	(89)	191	0.1
Net income		¥22,248	9.5	**¥24,858**	**10.0**	¥2,610	¥41,027	8.8

6. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS /RETAINED EARNINGS

		April 1, 2002 - September 30, 2002		**April 1, 2003 - September 30, 2003**		April 1, 2002 - March 31, 2003	
Account Title	Note	(Millions of Yen)		**(Millions of Yen)**		(Millions of Yen)	
Capital surplus					**¥55,222**		
Capital surplus reserve, beginning balance			¥55,125				¥55,125
Increase in capital surplus							
-Conversion of convertible bonds		96	96	**-**	**-**	97	97
Capital surplus ending balance			55,221		**55,222**		55,222
Retained earnings, beginning balance					**302,669**		
Consolidated earned surplus, beginning balance			275,051				275,051
Increase in retained earnings							
Net income		22,248	22,248	**24,858**	**24,858**	41,027	41,027
Decrease in retained earnings							
- Loss on treasury stock		-		**-**		4,023	
- Dividends		4,667		**4,668**		9,288	
- Bonuses to directors		98	4,765	**66**	**4,735**	98	13,410
Retained earnings, ending balance			¥292,534		**¥322,792**		¥302,669

7. CONSOLIDATED STATEMENTS OF CASH FLOWS

Account Title	Note	September 30, 2002 (Millions of Yen)	**September 30, 2003 (Millions of Yen)**	Increase (Decrease) (Millions of Yen)	March 31, 2003 (Millions of Yen)
I. Operating activities:					
Income before income taxes and minority interests		¥37,210	**¥43,928**		69,825
Depreciation and amortization		8,506	**8,798**		17,965
Increase (decrease) in allowance for doubtful receivables		14	**104**		264
Interest and dividend income		(1,008)	**(850)**		(1,821)
Interest expense		42	**13**		56
Equity in earnings of associated companies		(10)	**3**		(47)
Net loss on sales and disposal of fixed assets		294	**4**		959
Provision for liability for retirement benefits		6,033	**7,001**		12,068
Gain on exempted obligation of substitutional portion of pension		_	**(3,732)**		_
Loss/Gain on sales of short-term investments and investment sec		(36)	**4**		(35)
Loss on impairment of securities		1,923	**112**		4,266
Loss on vitamin E litigation settlement		643	**_**		1,090
Decrease (Increase) in trade receivables		(13,140)	**8,495**		(22,294)
Decrease (Increase) in inventories		741	**(247)**		(2,394)
Increase (Decrease) in accounts payable		695	**651**		(108)
Increase (Decrease) in other current liabilities		(8,012)	**6,557**		(9,765)
Increase (Decrease) in reserve for sales rebates		(4,230)	**1,893**		12,352
Other		(2,580)	**(3,609)**		(6,113)
Sub-total		27,087	**69,128**	42,041	76,270
Interest and dividends received		934	**944**		1,634
Interest paid		(153)	**(34)**		(117)
Payments on vitamin E litigation settlement		(1,533)	**_**		(2,387)
Income taxes paid		(6,767)	**(24,194)**		(17,793)
Net cash provided by operating activities		19,566	**45,843**	26,277	57,606
II. Investing activities:					
Purchases of short-term investments		(13,396)	**(3,633)**		(24,393)
Proceeds from sales and redemptions of short-term investments		12,339	**9,052**		32,631
Purchases of property, plant and equipment		(12,413)	**(9,057)**		(21,668)
Proceeds from sales of property, plant and equipment		7	**530**		16
Purchases of intangible assets		(1,778)	**(1,267)**		(4,492)
Purchases of investment securities		(7,231)	**(14,064)**		(17,519)
Proceeds from sales and redemptions of investment securities		3,956	**2,843**		6,574
(Increase) decrease in time deposits (exceeding 3 months)		241	**(138)**		(61)
Other		293	**434**		1,191
Net cash used in investing activities		(17,982)	**(15,300)**	2,681	(27,721)
III.Financing activities:					
Net increase (decrease) in short-term bank borrowings		(577)	**178**		(1,003)
Redemption of corporate bond repayment		_	**_**		(12)
Purchase of treasury stock		(9,225)	**_**		(9,225)
Dividends paid		(4,667)	**(4,668)**		(9,228)
Other		(153)	**(45)**		(300)
Net cash used in financing activities		(14,624)	**(4,534)**	10,089	(19,829)
Effect of exchange rate changes on cash and cash equivalents		(4,118)	**(3,329)**	789	(4,546)
Net increase (decrease) in cash and cash equivalents		(17,159)	**22,679**	39,838	5,508
Cash and cash equivalents at beginning of period		121,763	**127,271**	5,508	121,763
Cash and cash equivalents at end of period		¥104,603	**¥149,950**	¥45,346	¥127,271

BASIS OF PRESENTING SEMIANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
1. Scope of Consolidation	Consolidated subsidiaries: 33 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Palma Bee'Z Research Institute Co., Ltd. and Eisai Medical Research Inc. are treated as consolidated subsidiaries because these were established during this period. Eland Co.,Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged into Sunplanet Co., Ltd. (surviving company) in April 2002.	Consolidated subsidiaries: 34 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Eisai Machinery U.S.A Inc. is treated as a consolidated subsidiary because this was established during this period.	Consolidated subsidiaries: 33 Companies Major subsidiaries: Sanko Junyaku Co., Ltd. Sannova Co., Ltd. Eisai Inc. Eisai Research Institute of Boston, Inc. Palma Bee'Z Research Institute Co., Ltd. and Eisai Medical Research Inc. are treated as consolidated subsidiaries because these were established during this period. Eland Co.,Ltd., Takehaya Co., Ltd., Kawashima Co., Ltd., Seiansha Co., Ltd., and Gakuen Shoji Co., Ltd. were merged into Sunplanet Co., Ltd. (surviving company) in April 2002.
2. Number of Companies Accounted for by the Equity Method	Associated companies: 3 Companies (Bracco-Eisai Co., Ltd., two other companies)	Associated companies: 3 Companies Same as at the left	Associated companies: 3 Companies Same as in the semiannual report for 2002
3. Treatment of Subsidiary in which the Semiannual Period End is Other Than That of the Parent Company	The semiannual period end of Eisai China Inc. (formerly Eisai (Suzhou) Pharmaceutical Co., Ltd.) is June 30. The financial statements of Eisai China Inc. are prepared based on business transactions as of June 30, 2002, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.	The semiannual period end of Eisai China Inc. is June 30. The financial statements of Eisai China Inc. are prepared based on business transactions as of June 30, 2003, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.	The annual period end of of Eisai China Inc. (formerly Eisai (Suzhou) Pharmaceutical Co., Ltd.) is December 31. The financial statements of Eisai China Inc. are prepared based on business transactions as of December 31, 2002, with necessary adjustments for material transactions being made in the Parent company's financial statements subsequent to that date.

Item	April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
4. Significant Accounting Policies	1. Accounting Policies for Certain Assets (1) Short-term and Investment Securities Held-to-maturity Securities: Stated at amortized cost. (Straight Line Method) Available-for-sale Securities: Marketable securities: Stated at fair market value on the closing date of the interim period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives Derivatives are stated at fair market value (3) Inventories Inventories are stated at cost substantially determined by the average method for the Company and the consolidated subsidiaries in Japan, and at lower of cost or market method determined by the first-in first-out method in the consolidated subsidiaries outside Japan, for finished products, goods, work-in-process products, raw materials, supplies. 2. Depreciation of Fixed Assets (1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets in the Company and consolidated subsidiaries in Japan, while the straight-line	1. Accounting Policies for Certain Assets (1) Short-term and Investment Securities Held-to-maturity Securities: Same as at the left Available-for-sale Securities: Marketable securities: Same as at the left Non-marketable securities: Same as at the left (2) Derivatives Same as at the left (3) Inventories Same as at the left 2. Depreciation of Fixed Assets (1) Property, plant and equipment Same as at the left	1. Accounting Policies for Certain Assets (1) Short-term and Investment Securities Held-to-maturity Securities: Same as in the semiannual report for 2002. Available-for-sale Securities: Marketable securities: Stated at fair market value on the closing date of the period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Same as in the semiannual report for 2002. (2) Derivatives Same as in the semiannual report for 2002. (3) Inventories Same as in the semiannual report for 2002. 2. Depreciation of Fixed Assets (1) Property, plant and equipment Same as in the semiannual report for 2002

Item	April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
	method is used in foreign consolidated subsidiaries. The ranges of useful lives of assets are noted below. Buildings 15 to 65 years Machinery and equipment 6 to 7 years		
	(2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method for the Parent Company and all consolidated subsidiaries. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years.	(2) Intangible assets Same as at the left	(2) Intangible assets Same as in the semiannual report for 2002
	3. Accounting Policies for Certain Reserves	3. Accounting Policies for Certain Reserves	3. Accounting Policies for Certain Reserves
	(1) Allowance for doubtful receivables The allowance for doubtful receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in receivables outstanding.	(1) Allowance for doubtful receivables Same as at the left	(1) Allowance for doubtful receivables Same as in the semiannual report for 2002
	(2) Reserve for sales rebates Reserve is stated at an amount determined by multiplying inventories of distributors at the end of the interim period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion of sales rebates in	(2) Reserve for sales rebates Same as at the left	(2) Reserve for sales rebates Reserve is stated at an amount determined by multiplying inventories of distributors at the end of the period by the average rebate ratio, in order to provide for expenditures of sales rebates expected to be incurred after the end of the period. In addition, a portion of sales rebates in consolidated subsidiaries is

Item	April 1, 2002-September 30, 2002	April 1, 2003-September 30, 2003	April 1, 2002-March 31, 2003
	consolidated subsidiaries is calculated using an estimated rebate percentage associated with sales amounts at the end of the interim period.		calculated using an estimated rebate percentage associated with sales amounts at the end of the period.
	(3) Other reserves For the Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other reserves in current liabilities of the interim period.	(3) Other reserves Same as at the left	(3) Other reserves For the Company and certain consolidated subsidiaries in Japan, other reserves are stated in amounts noted below and are included in other reserves in current liabilities of the period.
	a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the average of returns of goods sold over 18 months and the profit margin of the interim period.	a) Reserve for returns of goods sold Same as at the left	a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the average of returns of goods sold over two fiscal years and the profit margin of the period.
	b) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over 18 months.	b) Reserve for write-off of goods returned Same as at the left	b) Reserve for write-off of goods returned The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal years.
	(4) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations, and plan assets at the balance sheet date. The	(4) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations, and plan assets at the balance sheet date. The	(4) Retirement benefits The Company and certain consolidated subsidiaries accounted for the liability for retirement benefits based on projected benefit obligations, and plan assets at the balance sheet date. The

Item	April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
	transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss by the Company is being amortized over five years by the straight-line method from the next fiscal year.	transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss by the Company and certain consolidated subsidiaries is being amortized over five years by the straight-line method from the next fiscal year. (Additional Information) The Company, on enactment of defined benefit corporate pension act, has obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Company adopted a transitional measure provided in the paragraph 47-2 of the "Practical	transitional obligation in the amount of 32,357 million yen determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with the fair value of 15,128 million yen, to the employee's retirement benefit trusts for the Parent Company's pension plans. The remaining unfunded balance of 17,229 million yen (as well as 771 million yen for retirement benefits in consolidated subsidiaries in Japan) is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income. The unrecognized actuarial loss by the Company and certain consolidated subsidiaries in Japan is being amortized over five years by the straight-line method from the next fiscal year.

Item	April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
		Guidance for Employee Retirement Benefit Accounting (interim report)" (in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants,) and processed accounting entries assuming that the substitutional portion of the retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date of exemption of future obligation thereof. As a result, the Company accounted for gain on exempted obligation of substitutional portion of employees' Welfare Pension Fund in the amount of 3,732 million as an extra-ordinary income in this interim period. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at 19,966 million yen as of the end of this interim period.	
	(5) Retirement allowances for Directors and Corporate Auditors The Company and certain consolidated subsidiaries in Japan provide a reserve for retirement allowances for Directors and Corporate Auditors in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the interim period.	(5) Retirement allowances for Directors and Corporate Auditors Same as at the left	(5) Retirement allowances for Directors and Corporate Auditors The Company and certain consolidated subsidiaries in Japan provide a reserve for retirement allowances for Directors and Corporate Auditors in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the period.

Item	April 1, 2002-September 30, 2002	April 1, 2003-September 30, 2003	April 1, 2002-March 31, 2003
	4. Standards for translation of principal assets and liabilities in foreign currencies into Yen Monetary receivables and payables denominated in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the closing date of the interim period, income, and expense thereof are translated into Yen based on the average rate during the interim period and any difference arising out of such translation is included in the currency translation adjustment account in shareholders' equity. 5. Leases Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease for the Parent Company and subsidiaries in Japan. For subsidiaries outside Japan, finance leases are generally accounted for as capital leases. 6. Consumption tax treatment Income and expenses are recorded net of consumption taxes.	4. Standards for translation of principal assets and liabilities in foreign currencies into Yen Same as at the left 5. Leases Same as at the left 6. Consumption tax treatment Same as at the left	4. Standards for translation of principal assets and liabilities in foreign currencies into Yen Monetary receivables and payables denominated in foreign currency are translated into Yen at the exchange rate at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income. Assets and liabilities of subsidiaries outside Japan are translated into Yen based on the spot rate as of the closing date of the period, income, and expense thereof are translated into Yen based on the average rate during the annual period and any difference arising out of such translation is included in the currency translation adjustment account in shareholders' equity. 5. Leases Same as in the semiannual report for 2002 6. Consumption tax treatment Same as in the semiannual report for 2002

Item	April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
5. Cash and Cash Equivalents	Cash and cash equivalents in the interim consolidated statements of cash flows are comprised of, cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.	Same as at the left	Cash and cash equivalents in the consolidated statements of cash flows are comprised of, cash on hand, demand deposits, and short-term investments that are readily convertible into cash, and that are exposed to insignificant risk of changes in value, all of which mature or become due within three months of the date of acquisition.

Changes in Accounting Policy

April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
―――――	―――――	1. Application of the Accounting Standard on the Legal Surplus and the Reversal of Legal Surplus etc. The Company applied the Accounting Standard on the Legal Surplus and the Reversal of Legal Surplus etc. (Corporate Accounting Standard, Sub-paragraph 1) to the statement from this period. The effect of this application to profits and losses for this period is insignificant. Consequently, loss on treasury stock 4,023 million yen in the statements of income was deducted from unappropriated retained earnings. In accordance with the revision of the Regulations of Consolidated Financial Statements, shareholders' equity section in the consolidated balance sheet and the consolidated statement of retained earning for the period were provided under the revised regulations. 2. Earnings per share The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the

		Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Effects of this application is presented in 12. ASSETS, EARNINGS PER SHARE.

Changes in Presentation Methods

April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
(Consolidated Semiannual Income Statement) As the amount of Lent, included in *Others* of Non-operating income in the prior period, exceeded 10% of non-operating income, it was separately presented in the statement of income from this period. Reported amount as Lent in the prior period was 107 million yen. (Consolidated Semiannual Statements of Cash Flows) As the amount of Decrease in other current liabilities, included in *Others* of Operating activities in the prior period, increased than ever before, it was separately treated and presented in an independent account title from this period. Reported amount as Decrease in other current liabilities included in the cash flows by operating activities in the prior period was 3,671 million yen.	(Consolidated Semiannual Income Statement) As the amount of Lent, separately presented in Non-operating income of the statement in the prior period, decreased the percentage, it was included in *Others* from this period. Reported amount as Lent in this period was 44 million yen.	(Consolidated Statements of Cash Flows) As the amount of Decrease in other current liabilities, included in *Others* of Operating activities in the prior period, increased than ever before, it was separately treated and presented in an independent account title from this period. Reported amount as Increase in other current liabilities included in the cash flows by operating activities in the prior period was 4,270 million yen.

Additional Information

April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
Accounting standard for treasury stock and the reversal of legal reserve etc. The Company applied the Accounting Standard on Treasury Stock and the Reversal of Legal Reserve etc. (Corporate Accounting Standard, sub-paragraph 1) from this period. The effect of this application to profits and losses for this period is insignificant. In accordance with the revision of the Regulations of Interim Consolidated Financial Statements, shareholders' equity section in the interim consolidated balance sheet and the interim consolidated statement of retained earning for the period were provided under the revised regulations.	———	———

(Notes to Balance Sheets)

<table>
<tr><th>April 1, 2002-
September 30, 2002</th><th>April 1, 2003-
September 30, 2003</th><th>April 1, 2002-
March 31, 2003</th></tr>
<tr><td>1. Accumulated depreciation of property, plant, and equipment is 162,379 million yen.</td><td>1. Accumulated depreciation of property, plant, and equipment is 168,479 million yen.</td><td>1. Accumulated depreciation of property, plant, and equipment is 165,825 million yen.</td></tr>
<tr><td>2. Pledged assets and debts
Pledged assets:
Land ¥82 million

Pledged debts:
Bonds ¥100 million</td><td>2.Pledged assets and debts
Pledged assets:
Land ¥82 million

Pledged debts:
Current portion of straight bonds
¥100 million</td><td>2.Pledged assets and debts

Same as at the left</td></tr>
<tr><td>3. Contingent Liability
The Parent Company is a solidarity guarantee for the following warrantees.
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>142</td></tr></table></td>
<td>3. Contingent Liability
The Parent Company is a solidarity guarantee for the following warrantees.
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>135</td></tr></table></td>
<td>3. Contingent Liability
The Parent Company is a solidarity guarantee for the following warrantees.
<table><tr><th>Warrantee</th><th>Item</th><th>Yen (mil.)</th></tr><tr><td>Employees</td><td>Housing loans</td><td>138</td></tr></table></td></tr>
<tr><td>4. Reduction entry deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies was 205 million yen, and includes the following items;
Buildings
¥20 million
Machinery and vehicles
¥185 million
Others
¥0 million</td><td>4.
Same as at the left</td><td>4. Reduction entry deducted from acquired amount of tangible fixed assets at the end of the period by the reduction-entry of state subsidies was 205 million yen, and includes the following items;
Buildings
¥20 million
Machinery and vehicles
¥185 million
Others
¥0 million</td></tr>
</table>

(Notes to the Interim Consolidated Profit and Loss Accounts)

April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
1. ______	1. The principal gain on Sales of property, plant, and equipment is as follows: Land ¥462 million	1. The principal gain on Sales of property, plant, and equipment is as follows: Machinery and vehicles ¥13 million
2. ______	2. The principal loss on Disposal of fixed assets is as follows: Land ¥267 million	2. The principal loss on Disposal of fixed assets is as follows: Buildings ¥414 million Machinery and vehicles ¥216 million
3. Loss on vitamin E litigation settlement Extra-ordinary loss recorded in the period as "Loss on vitamin E litigation settlement" amounted to 643 million yen including additional expenses associated with civil settlements reached with direct and indirect purchasers of synthetic vitamin E in the U.S.	3. ______	3. Loss on vitamin E litigation settlement Extra-ordinary loss recorded in the period as "Loss on vitamin E litigation settlement" includes additional expenses associated with civil settlements reached with direct and indirect purchasers of synthetic vitamin E in the U.S.

(Notes to the Statements of Cash Flows)

April 1, 2002- September 30, 2002	April 1, 2003- September 30, 2003	April 1, 2002- March 31, 2003
(1) Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at the interim period end. Cash and time deposits ¥84,438 million Marketable securities ¥ 35,518 million Total ¥119,957 million Time deposits in which maturities are over three months (¥237 million) Over 3 month investments included in "Short-term investments" (¥15,115 million) Cash and cash equivalents ¥104,603 million	(1) Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end. Cash and time deposits ¥84,130 million Marketable securities ¥72,157 million Total ¥156,288 million Time deposits in which maturities are over three months (¥664 million) Over 3 month investments included in "Short-term investments" (¥5,673 million) Cash and cash equivalents ¥149,950 million	(1) Reconciliation between cash and cash equivalents and the related accounts shown in the consolidated balance sheet at period end. Cash and time deposits ¥101,263 million Marketable securities ¥35,335 million Total ¥136,599 million Time deposits in which maturities are over three months (¥539 million) Over 3 month investments included in "Short-term investments" (¥8,788 million) Cash and cash equivalents ¥127,271 million

8. SEGMENT INFORMATION

1. Industry Segment Information

1) For the interim period ended September 30, 2002 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥220,653	¥13,782	¥234,435	–	¥234,435
(2) Intersegment sales	123	7,140	7,264	(¥7,264)	–
Total sales	220,776	20,923	241,699	(7,264)	234,435
Operating expenses	179,631	20,070	199,702	(5,705)	193,996
Operating income (loss)	¥41,145	¥852	¥41,997	(¥1,559)	¥40,438

2) For the interim period ended September 30, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥236,225	¥11,542	¥247,768	–	¥247,768
(2) Intersegment sales	119	8,012	8,131	(¥8,131)	–
Total sales	236,344	19,555	255,899	(8,131)	247,768
Operating expenses	194,847	18,603	213,451	(6,656)	206,794
Operating income (loss)	¥41,496	¥951	¥42,448	(¥1,475)	¥40,973

3) For the fiscal year ended March 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss					
(1) Sales to customers	¥441,663	¥24,949	¥466,613	–	¥466,613
(2) Intersegment sales	234	15,781	16,016	(¥16,016)	–
Total sales	441,898	40,731	482,630	(16,016)	466,613
Operating expenses	364,174	40,080	404,254	(13,504)	390,750
Operating income (loss)	¥77,724	¥651	¥78,375	(¥2,512)	¥75,863

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals, including prescription pharmaceuticals, consumer health care products and diagnostics, and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostics, etc.
Others	Food additives; Chemicals; Machinery; Others

(3) Operating expenses, which are not allocated to each segment and are included in Eliminations and Corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2002:	¥1,571 million
For the period ended September 30, 2003:	¥1,501 million
For the year ended March 31, 2003:	¥2,578 million

2. Geographical Segment Information

1) For the interim period ended September 30, 2002 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income							
(1) Sales to customers	¥131,146	¥84,806	¥13,975	¥4,506	¥234,435	–	¥234,435
(2) Intersegment sales	28,948	6,709	1,410	33	37,101	(¥37,101)	–
Total sales	160,095	91,515	15,385	4,540	271,536	(37,101)	234,435
Operating expenses	119,795	89,424	14,081	3,603	226,904	(32,907)	193,996
Operating income (loss)	¥40,300	¥2,091	¥1,304	¥936	¥44,632	(¥4,193)	¥40,438

2) For the interim period ended September 30, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income							
(1) Sales to customers	¥129,060	¥96,864	¥17,093	¥4,750	¥247,768	–	¥247,768
(2) Intersegment sales	35,204	8,370	1,505	40	45,120	(¥45,120)	–
Total sales	164,264	105,234	18,598	4,790	292,888	(45,120)	247,768
Operating expenses	125,355	99,746	17,450	3,888	246,440	(39,645)	206,794
Operating income (loss)	¥38,909	¥5,488	¥1,148	¥902	¥46,448	(¥5,474)	¥40,973

3) For the fiscal year ended March 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales and operating income/loss							
(1) Sales to customers	¥250,617	¥179,537	¥27,318	¥9,138	¥466,613	–	¥466,613
(2) Intersegment sales	58,295	14,143	3,294	66	75,800	(75,800)	–
Total sales	308,913	193,681	30,613	9,205	542,414	(75,800)	466,613
Operating expenses	238,740	187,986	28,191	7,499	462,418	(71,668)	390,750
Operating income (loss)	¥70,173	¥5,694	¥2,422	¥1,705	¥79,995	(¥4,132)	¥75,863

Notes:
(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
-North America: The United States and Canada

-Europe: The United Kingdom, Germany, France, etc.
-Asia and Others: East Asia, Southeast-Asia, etc.

(3) Intersegment sales in Japan principally represent product sales and gain on industrial property, etc. from the Parent Company to overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

(4) Operating expenses that are not allocated to each segment, and are included in Eliminations and Corporate, consist mainly of administrative expenses incurred at headquarters.

For the period ended September 30, 2002: ¥1,571 million
For the period ended September 30, 2003: ¥1,501 million
For the year ended March 31, 2003: ¥2,578 million

3. Overseas Sales

1) For the interim period ended September 30, 2002 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥86,156	¥21,832	¥5,836	¥113,825
2. Consolidated sales				¥234,435
3. Share of overseas sales (%)	36.8 %	9.3 %	2.5 %	48.6 %

2) For the interim period ended September 30, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥100,691	¥23,145	¥5,938	¥129,774
2. Consolidated sales				¥247,768
3. Share of overseas sales (%)	40.6%	9.4%	2.4%	52.4%

3) For the fiscal year ended March 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥185,870	¥36,026	¥11,561	¥233,458
2. Consolidated sales				¥466,613
3. Share of overseas sales (%)	39.8 %	7.7%	2.5 %	50.0%

Note:
(1) Segmentation of the areas is based on geographical proximity.
(2) Major areas and countries included in this category:
-North America: The United States and Canada.
-Europe: The United Kingdom, Germany, France, etc.
-Asia and Others: East Asia, Southeast- Asia, South America, Central America, etc.
(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

9. LEASE TRANSACTIONS

1. Finance leases other than those that deem to transfer ownership of the leased property to the lessee

(1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

	September 30, 2002			**September 30, 2003**			March 31, 2003		
	Acquisition cost	Accumulated depreciation	Net leased property	Acquisition cost	Accumulated depreciation	Net leased property	Acquisition cost	Accumulated depreciation	Net leased property
Buildings:	¥2	¥1	¥1	¥2	¥2	¥0	¥18	¥6	¥12
Machinery and vehicles:	744	387	357	707	442	265	726	425	301
Others:	3,253	1,301	1,952	3,527	1,987	1,540	3,483	1,651	1,831
Total:	¥4,001	¥1,690	¥2,310	¥4,238	¥2,431	¥1,806	¥4,228	¥2,083	¥2,144

(2) Obligation under financial leases (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Due within one year	¥984	¥1,064	¥1,055
Due over one year	1,376	738	1,133
Total	¥2,361	¥1,847	¥2,188

(3) Actual lease payments, Depreciation expense, Interest expense (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Actual lease payments	¥567	¥584	¥1,144
Depreciation expense	532	551	1,073
Interest expense	¥41	¥32	¥80

(4) Depreciation expense for leased assets is computed using the straight-line method over the estimated useful lives of the leased assets.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the lease fees and the respective acquisition cost of the assets that are considered to be interest -bearing.

2. Minimum rental payments under non-cancelable operating leases (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Due within one year	¥774	¥1,115	¥1,084
Due over one year	1,052	3,602	2,557
Total	¥1,826	¥4,718	¥3,642

10. SECURITIES

1. MARKET VALUE OF HELD-TO-MATURITY MARKETABLE BONDS

(Millions of Yen)

	September 30, 2002			**September 30, 2003**			March 31, 2003		
	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)	Carrying amount	Aggregated fair value	Unrealized Gain (Loss)
1. National & Local bonds	–	–	–	–	–	–	–	–	–
2.Corporate bonds	¥41,147	¥38,215	(¥2,931)	¥45,171	¥44,563	(¥608)	¥38,552	¥36,792	(¥1,759)
3. Other	7,498	7,506	7	12,498	12,502	4	6,398	6,404	6
Total:	¥48,646	¥45,722	(¥2,923)	¥57,670	¥57,066	(¥603)	¥44,950	¥43,197	(¥1,753)

2. MARKET VALUE OF AVAILABLE-FOR-SALE SECURITIES

(Millions of Yen)

	September 30, 2002			**September 30, 2003**			March 31, 2003		
	Cost	Carrying amount	Unrealized Gain (Loss)	Cost	Carrying amount	Unrealized Gain (Loss)	Cost	Carrying amount	Unrealized Gain (Loss)
1. Equity securities	¥16,693	¥19,591	¥2,898	¥14,004	¥22,539	¥8,534	¥14,028	¥16,464	¥2,435
2. Debt securities	1	1	(0)	1,086	1,086	–	1,841	1,841	–
National & Local bonds	–	–	–	–	–	–	1,365	1,365	–
Corporate bonds	1	1	(0)	1,086	1,086	–	475	475	–
3. Other	8,934	9,001	67	8,111	8,180	69	8,812	8,817	4
Total:	¥25,629	¥28,594	¥2,965	¥23,202	¥31,805	¥8,603	¥24,682	¥27,122	¥2,439

Notes:

In the interim period ended September 30, 2003, the impairment loss associated with the fair market value determination of available-for-sale securities was ¥13 million. (Interim period ended September 30, 2002: ¥1,854 million, Fiscal year period ended March, 31, 2003: ¥4,194 million)

The impairment loss associated with available-for-sale securities is recognized when the market value at the period end becomes less than half of the carrying cost, except when it is anticipated that the market value is recoverable. The loss is also recognized when the decline in the value at the interim period end is between 30 % and 50 % of the carrying cost, judging from the transition of market price and the fair value at the period ends of its preceding consolidated fiscal year and interim period, except when it is anticipated that the market value is recoverable.

3. HELD-TO-MATURITY SECURITIES AND AVAILABLE-FOR-SALE SECURITIES OF WHICH FAIR VALUE IS NOT READILY DETERMINABLE

(Millions of Yen)

	September 30 2002	**September 30 2003**	March 31 2003
1. Held-to-Maturity Securities			
Unlisted foreign bonds	–	–	–
2. Available-for-sale securities			
Unlisted stocks, except OTC traded stocks	¥1,028	**¥4,291**	¥4,364
MMF, etc.	¥20,402	**¥29,298**	¥20,549
Preferred investment securities	¥2,000	**¥5,000**	¥5,000
Unlisted bonds	–	**¥25,187**	–

11. DERIVATIVE FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RELATED DERIVATIVES

(Millions of Yen)

Contracts other than market transaction	September 30, 2002				**September 30, 2003**				March 31, 2003			
	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)	**Contracted amount**	**Over 1 Year**	**Fair value**	**Unrealized Gain (Loss)**	Contracted amount	Over 1 Year	Fair value	Unrealized Gain (Loss)
Foreign exchange contracts												
Receivables:												
US dollars	2,939	–	2,945	(6)	5,937	–	5,545	392	6,307	–	6,331	(24)
Euro	–	–	–	–	392	–	387	4	–	–	–	–
Payables:												
Yen	808		775	(33)	699	–	716	17	542	–	530	(11)
Total:				(¥39)				¥414				(¥35)

Notes:

	September 30, 2002	**September 30, 2003**	March 31, 2003
Market value calculation methods	The fair market values of these quotations were estimated based on forward rates	Same as in the left	Same as in the semiannual report for 2002

12. ASSETS, EARNINGS PER SHARE

April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
Equity value per share: 1,280.47 yen Earnings per share: 76.53 yen Fully diluted earnings per share: 75.74 yen The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Assets and earning per share for this period based on the traditional method are the same as the above.	Equity value per share: 1,402.73 yen Earnings per share: 85.20 yen Fully diluted earnings per share: 85.19 yen	Equity value per share: 1,330.34 yen Earnings per share: 141.16 yen Fully diluted earnings per share: 139.84 yen The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Assets and earning per share for this period based on the traditional method are as follows; Equity value per share: 1,330.57 yen Earnings per share: 141.39 yen Fully diluted earnings per share: 140.07 yen

Note: The basis of the report of net earnings per share and fully diluted earnings per share are as follows:

	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
Net earnings per share			
Net income (mil. yen)	22,248	24,858	41,027
Amount not attributed to common shareholders (mil. yen)	-	-	66
(Bonuses to directors through appropriation of earnings)	(-)	(-)	(66)
(mil.yen)	22,248	24,858	40,960
Net income on common shares (mil.yen)	290,713	291,788	290,163
Average number of common shares outstanding (thousand shares)			

	April 1, 2002-September 30, 2002	**April 1, 2003-September 30, 2003**	April 1, 2002-March 31, 2003
Fully diluted earnings per share			
Adjusted net income (mil. yen)	10	-	11
(Interest expenses (after tax)) (mil. yen)	(9)	(-)	(9)
(Others (after tax))(mil. yen)	(1)	(-)	(2)
Increased number of common shares (thousand shares)	3,174	0	2,819
(Convertible bond (thousand shares))	(3,150)	(-)	(2,805)
(Pre-emptive rights (thousand shares))	(24)	(-)	(14)
(New share subscription rights (thousand shares))	(-)	(0)	(-)
Diluted securities with no dilutive effects, which were not included in the fully diluted EPS.	Two types of new share subscription rights (pre-emptive right under Commercial Code of Japan before revision: 142 thousand shares) (new share subscription rights: 1,750 units)	Two types of pre-emptive rights (Total number of shares to which the new share subscription rights to be applied: 322 thousand shares) Another type of new share subscription rights (Number: 1,750 units)	Type of dilutive securities (new share subscription rights) Number of dilutive securities: 175 thousand shares

13. PRODUCTION, PRODUCTION BY ORDER AND SALES INFORMATION

1. Production Results

(1) Production results

(Unit: Millions of Yen)

Segment	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
	Amount	**Amount**	Amount
Pharmaceuticals	¥218,240	**¥235,961**	¥440,696
Others	3,751	**3,573**	11,670
Total	¥221,991	**¥239,534**	¥452,366

Note: The amounts are evaluated by sales price and do not include consumption tax.

(2) Product purchases

(Unit: Millions of Yen)

Segment	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
	Amount	**Amount**	Amount
Pharmaceuticals	¥10,131	**¥9,087**	¥20,041
Others	4,660	**4,356**	8,659
Total	¥14,791	**¥13,443**	¥28,700

Note: The amounts are evaluated by purchase price and do not include consumption tax.

2. Production by Order

The Company and the consolidated subsidiaries did not produce by order. Production was made based on sales forecasts.

3. Sales Results by business and geographical segment

(Unit: Millions of Yen, %)

Sales results by business segment	April 1, 2002- September 30, 2002		**April 1, 2003- September 30, 2003**		April 1, 2002- March 31, 2003	
	Amount	%	**Amount**	**%**	Amount	%
Pharmaceuticals	¥220,653	94.1	**¥236,225**	**95.3**	¥441,663	94.7
Japan	118,501	50.6	**118,745**	**47.9**	228,011	48.9
North America	84,272	35.9	**96,249**	**38.8**	178,381	38.2
Europe	13,373	5.7	**16,478**	**6.7**	26,132	5.6
Asia and Others	4,506	1.9	**4,750**	**1.9**	9,138	2.0
Others	13,782	5.9	**11,542**	**4.7**	24,949	5.3
Japan	12,645	5.4	**10,314**	**4.2**	22,606	4.8
Overseas	1,136	0.5	**1,228**	**0.5**	2,343	0.5
Total	¥234,435	100.0 %	**¥247,768**	**100.0%**	¥466,613	100.0%

Note: 1. In the above noted sales amounts, consumption taxes are not included.

2. Sales results were calculated by business and geographical segment.

EISAI CO., LTD. NON-CONSOLIDATED SEMIANNUAL FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
November 5, 2003

On November 5, 2003, Eisai Co., Ltd. announced non-consolidated semiannual financial results for the fiscal year ending March 31, 2004.

- Date of the Board of Directors' Meeting for presentation of non-consolidated semiannual financial results: November 5, 2003
- Date for commencement of payment of interim dividends: December 5, 2003
- Eisai Co., Ltd. is listed on the First Sections of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Interim dividend distributed, and 1 unit represents 100 shares.
- Securities code number: 4523
- Representative of corporation: Haruo Naito, President and Chief Executive Officer
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Public Relations & General Affairs

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-03-3817-5085
URL: http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1.NON-CONSOLIDATED SEMIANNUAL FINANCIAL RESULTS (April 1, 2003 – September 30, 2003)

(1) RESULTS OF SEMIANNUAL OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2003- September 30, 2003	¥153,816 mil.	2.4%	¥36,417 mil.	(2.8)%	¥36,023 mil.	(1.6)%
April 1, 2002- September 30, 2002	¥150,241 mil.	9.1%	¥37,448 mil.	7.9%	¥36,615 mil.	3.9%
April 1, 2002- March 31, 2003	¥289,603 mil.		¥65,273 mil.		¥64,805 mil.	

Period	Net Income	Percent Change	Earnings per Share(EPS)
April 1, 2003- September 30, 2003	¥22,872 mil.	15.8%	¥78.39
April 1, 2002- September 30, 2002	¥19,743 mil.	14.7%	¥67.92
April 1, 2002- March 31, 2003	¥34,174 mil.		¥117.57

Note 1: Average number of shares outstanding:
- Interim period ended September 30, 2003: 291,788,071
- Interim period ended September 30, 2002: 290,713,144
- Fiscal year ended March 31, 2003: 290,163,720

Note 2: There have been no changes in accounting methods used by the Company during the period ended September 30, 2003 and 2002.

Note 3: Percentage increase (decrease) compares periods ended September 30, 2002 and 2001.

(2) DIVIDENDS

Period	Dividends per Share	
	Interim	Annual
April 1, 2003- September 30, 2003	¥18.00	-
April 1, 2002- September 30, 2002	¥16.00	-
April 1, 2002- March 31, 2003	-	¥32.00

(3) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
September 30, 2003	¥508,912 mil.	¥399,125 mil.	78.4 %	¥1,367.88
September 30, 2002	¥467,782 mil.	¥363,019 mil.	77.6 %	¥1,257.02
March 31, 2003	¥482,913 mil.	¥377,475 mil.	78.2%	¥1,293.44

Notes : Number of shares issued and outstanding:
- As of September 30, 2003: 291,784,740
- As of September 30, 2002: 288,793,798
- As of March 31, 2003: 291,790,554

Treasury Stock (shares):
- As of September 30, 2003: 4,782,209
- As of September 30, 2002: 7,771,995
- As of March 31, 2003: 4,776,395

2. FORECASTED NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEAR ENDING MARCH 31, 2004

Period	Net Sales	Ordinary Income	Net Income	Dividends per Share	
				Interim	Annual
April 1, 2003 - March 31, 2004	¥300,000 mil.	¥65,000 mil.	¥40,000 mil.	¥18.00	¥36.00

Note : Forecasted Annual Earnings per Share (EPS): ¥136.88

All figures less than ¥1,000,000 have been omitted. Refer to page 16 of the consolidation in the attached materials in regard to the assumptions of the above forecasted results and the basis of presenting consolidated in financial statements.

NON-CONSOLIDATED BALANCE SHEET

Account Title	Note	September 30 2002 (Millions of Yen)	September 30 2002 (%)	**September 30 2003 (Millions of Yen)**	**September 30 2003 (%)**	March 31 2003 (Millions of Yen)	March 31 2003 (%)	Increase (Decrease) (Millions of Yen)
ASSETS								
Current assets:								
Cash and time deposits		¥48,637		**¥63,158**		¥57,497		
Notes receivable-trade		11,304		**10,870**		10,677		
Accounts receivable-trade		96,588		**101,001**		93,814		
Short-term investments		31,854		**34,153**		30,681		
Inventories		22,713		**24,444**		25,809		
Deferred tax assets		10,781		**11,549**		11,059		
Other current assets		13,070		**13,583**		13,699		
Allowance for doubtful receivables		(13)		**(8)**		(12)		
Total current assets		234,937	50.2	**258,753**	**50.8**	243,226	50.4	15,527
Fixed assets:								
Property, plant and equipment:								
Buildings	1,5	37,114		**39,490**		36,882		
Land		10,013		**10,724**		10,758		
Others	1,5	24,067		**24,967**		24,960		
Net property, plant and equipment		71,195	15.2	**75,182**	**14.8**	72,601	15.0	2,581
Intangible assets:								
Software		10,888		**11,114**		11,833		
Patents, telephone rights and others		395		**347**		370		
Total intangible assets		11,284	2.4	**11,462**	**2.3**	12,203	2.5	(741)
Investments and other assets:								
Investment securities		58,867		**70,452**		61,752		
Investments in subsidiaries and associated companies		42,496		**42,476**		42,496		
Insurance reserve		23,091		**22,881**		23,171		
Deferred tax assets		16,999		**17,870**		18,609		
Other assets		14,133		**15,508**		14,269		
Allowance for doubtful receivables		(5,223)		**(5,676)**		(5,416)		
Total investments and other assets		150,365	32.2	**163,514**	**32.1**	154,882	32.1	8,632
Total fixed assets		232,844	49.8	**250,159**	**49.2**	239,687	49.6	10,471
Total assets		¥467,782	100.0	**¥508,912**	**100.0**	¥482,913	100.0	¥25,998

1-2) NON-CONSOLIDATED BALANCE SHEET
(LIABILITIES AND SHAREHOLDERS' EQUITY)

Account Title	Note	September 30 2002 (Millions of Yen)	(%)	**September 30 2003 (Millions of Yen)**	**(%)**	March 31 2003 (Millions of Yen)	(%)	Increase (Decrease) (Millions of Yen)
LIABILITIES								
Current liabilities:								
Notes payable-trade		¥671		**¥809**		¥820		
Accounts payable-trade		8,041		**6,505**		7,197		
Current portion of convertible bonds		5,290		**–**		–		
Accounts payable-other		16,278		**19,498**		17,001		
Accrued expenses		11,903		**12,852**		11,093		
Accrued income taxes		16,047		**17,153**		18,168		
Accrued consumption taxes	4	1,222		**560**		919		
Reserve for sales rebates		832		**905**		793		
Other reserves		755		**980**		782		
Other current liabilities		4,067		**6,051**		5,145		
Total current liabilities		65,111	13.9	**65,316**	**12.8**	61,923	12.8	3,392
Long-term liabilities:								
Liability for retirement benefits		38,076		**42,829**		41,894		
Retirement allowances for Directors		1,575		**1,642**		1,620		
Total long-term liabilities		39,651	8.5	**44,471**	**8.8**	43,514	9.0	956
Total liabilities		104,762	22.4	**109,787**	**21.6**	105,438	21.8	4,349
Shareholders' equity:								
Common stock		44,984	9.6	**44,985**	**8.8**	44,985	9.3	–
Additional paid-in capital		55,221		**55,222**		55,222		
Total capital surplus		55,221	11.8	**55,222**	**10.9**	55,222	11.4	–
Legal reserve		7,899		**7,899**		7,899		
General reserve	2	251,003		**271,004**		251,003		
Unappropriated earnings for the period		25,879		**29,808**		31,665		
Total retained earnings		284,783	60.9	**308,712**	**60.7**	290,569	60.2	18,143
Net unrealized gain (loss) on available-for-sale securities		1,735	0.4	**4,770**	**0.9**	1,249	0.3	3,520
Treasury stock		(23,706)	(5.1)	**(14,566)**	**(2.9)**	(14,551)	(3.0)	(14)
Total shareholders' equity		363,019	77.6	**399,125**	**78.4**	377,475	78.2	21,649
Total liabilities and shareholders' equity		¥467,782	100.0	**¥508,912**	**100.0**	¥482,913	100.0	¥25,998

2. NON-CONSOLIDATED SEMIANNUAL STATEMENTS OF INCOME

		Apr 1, 2002 - Sep 30, 2002		**Apr 1, 2003 - Sep 30, 2003**		Increase (Decrease)	Apr 1, 2002 - Mar 31, 2003	
Account Titles	Note	(Millions of Yen)	(%)	**(Millions of Yen)**	**(%)**	(Millions of Yen)	(Millions of Yen)	(%)
Net sales		¥150,241	100.0	**¥153,816**	**100.0**	¥3,575	¥289,603	100.0
Cost of sales		44,594	29.7	**41,957**	**27.3**	(2,636)	85,530	29.5
Gross profit on sales		105,646	70.3	**111,858**	**72.7**	6,212	204,072	70.5
Provision (Reversal) of reserve for sales returns		88	0.0	**112**	**0.1**	23	107	0.1
Gross profit		105,557	70.3	**111,746**	**72.6**	6,188	203,965	70.4
Selling, general and administrative expenses		68,109	45.4	**75,329**	**48.9**	7,219	138,691	47.9
1. Research and development expenses		26,938		**32,407**			57,625	
2. Other selling, general and expenses		41,171		**42,922**			81,065	
Operating income		37,448	24.9	**36,417**	**23.7**	(1,031)	65,273	22.5
Non-operating income	1	1,382	0.9	**916**	**0.6**	(465)	2,150	0.8
Non-operating expenses	2	2,214	1.4	**1,310**	**0.9**	(904)	2,618	0.9
Ordinary income		36,615	24.4	**36,023**	**23.4**	(592)	64,805	22.4
Extra-ordinary income	3	37	0.0	**3,748**	**2.5**	3,711	553	0.2
Extra-ordinary loss	4	2,939	2.0	**895**	**0.6**	(2,044)	6,511	2.3
Income before income taxes		33,713	22.4	**38,876**	**25.3**	5,163	58,847	20.3
Income taxes-current		17,491	11.6	**18,203**	**11.8**	712	29,708	10.2
Income taxes-deferred		(3,521)	(2.3)	**(2,199)**	**(1.4)**	1,322	(5,034)	(1.7)
Net income		19,743	13.1	**22,872**	**14.9**	3,128	34,174	11.8
Retained earnings brought forward		6,135		**6,935**		799	6,135	
Interim dividends paid		–		–			4,620	
Loss on treasury stock		–		–			4,023	
Unappropriated retained earnings for the period		¥25,879		**¥29,808**		¥3,928	¥31,665	

BASIS OF PRESENTING SEMIANNUAL NON-CONSOLIDATED FINANCIAL STATEMENTS

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
1. Standards and Methods for Evaluating Assets	(1) Securities Held-to-Maturity Securities: Stated at amortized cost (straight line method) Investment in Subsidiaries and Associated Companies: Stated at cost determined by the moving average method. Available-for-Sale Securities Marketable securities: Stated at fair market value on the closing date of the interim period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Stated at cost determined by the moving average method. (2) Derivatives Derivatives are stated at fair market value. (3) Inventories Merchandise and finished products, work-in-process products, raw materials, and supplies are stated at cost determined by the average method.	(1) Securities Held-to-Maturity Securities: Same as at the left Common stock of Subsidiaries and Associated Companies: Same as at the left Available-for-Sale Securities Marketable securities: Same as at the left Non-marketable securities: Same as at the left (2) Derivatives Same as at the left (3) Inventories Same as at the left	1) Securities Held-to-Maturity Securities: Same as in the semiannual report for 2002 Common stock of Subsidiaries and Associated Companies: Same as in the semiannual report for 2002 Available-for-Sale Securities Marketable securities: Stated at fair market value on the closing date of the period with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method. Non-marketable securities: Same as in the semiannual report for 2002 (2) Derivatives Same as in the semiannual report for 2002 (3) Inventories Same as in the semiannual report for 2002
2. Depreciation of Fixed Assets	(1) Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are as follows:	(1) Property, plant and equipment Same as at the left	(1) Property, plant and equipment Same as in the semiannual report for 2002

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
	Buildings 15 to 65 years Machinery and equipment 6 to 7 years (2) Intangible assets Intangible assets are carried at cost less accumulated amortization which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years.	 (2) Intangible assets Same as at the left	 (2) Intangible assets Same as in the semiannual report for 2002
3. Accounting Standards for Reserves	(1) Allowance for doubtful accounts receivable The allowance for doubtful accounts receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on evaluation of potential losses in accounts receivable outstanding. (2) Reserve for sales rebates Reserve is stated at an amount determined by multiplying the inventories of distributors at the end of the interim period by the last rebate ratio, in order to provide for expenditure of sales rebates which are expected to be incurred after the end of the interim period.	(1) Allowance for doubtful accounts receivable Same as at the left (2) Reserve for sales rebates Same as at the left	(1) Allowance for doubtful accounts receivable Same as in the semiannual report for 2002 (2) Reserve for sales rebates Reserve is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the last rebate ratio, in order to provide for expenditure of sales rebates which are expected to be incurred after the end of the period.

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
	(3) Other reserves (a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the accounts receivable balance at the end of the interim period and average ratio of returns of goods sold over 18 month and the profit margin of the interim period.	(3) Other reserves (a) Reserve for returns of goods sold Same as at the left	(3) Other reserves (a) Reserve for returns of goods sold A reserve for possible losses on sales returns is stated at an amount calculated by the accounts receivable balance at the end of the period and the average ratio of returns of goods sold over two fiscal years and the profit margin of the period.
	(b) Reserve for write-off goods returned. The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over 18 months.	(b) Reserve for write-off goods returned. Same as at the left	(b) Reserve for write-off of goods returned. The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal year periods.
	(4) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000 was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.	(4) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000 was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.	(4) Retirement benefits The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000 was offset by the contribution of certain available-for-sale securities, with the fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income.

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
	The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income The unrecognized actuarial loss is being amortized over five years by the straight -line method and charged to operating expenses from the next fiscal year.	The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income The unrecognized actuarial loss is being amortized over five years by the straight -line method and charged to operating expenses from the next period of the incurred fiscal year. (Additional Information) The Company, on enactment of defined benefit corporate pension act, has obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the benefit obligation of the substitutional retirement portion of the Eisai Welfare Pension Fund on August 29, 2003. Accordingly, the Company adopted a transitional measure provided in the paragraph 47-2 of the "Guidance for Employee Retirement Benefit Accounting (interim report)" (in the 13th issue of Accounting Committee Report by the Japanese Institute of Certified Public Accountants,) and processed accounting entries assuming that the substitutional portion of the retirement benefit obligations and relevant pension plan assets to be thereby returned were extinguished as of the approval date of exemption of future obligation thereof. As a result, the Company accounted for gain on exempted obligation of substitutional portion of employees' Welfare Pension	The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income The unrecognized actuarial loss is being amortized over five years by the straight -line method and charged to operating expenses from the next period of the incurred fiscal year.

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
	(5) Retirement allowances for Directors The reserve for severance benefits for Directors and Corporate Auditors is provided in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the interim period.	Fund in the amount of 3,732 million as an extra-ordinary income in this.interim period. The projected value of the pension plan assets to be returned (the minimum liability reserve) is estimated at 19,966 million yen as of the end of this interim period. (5) Retirement allowances for Directors Same as at the left	(5) Retirement allowances for Directors The reserve for severance benefits for Directors and Corporate Auditors is provided in the amount required in accordance with internal regulations as if all Directors and Corporate Auditors were to retire at the end of the period.
4. Standards for Translation of Principal Assets and Liabilities in Foreign Currencies into Yen	Monetary receivables and payables denominated in foreign currencies are translated into Yen at the exchange rate on the closing date of the interim period. The foreign exchange gains and losses from translation are recognized in the statements of income.	Same as at the left	Monetary receivables and payables denominated in foreign currencies are translated into Yen at the exchange rate on the closing date of the period. The foreign exchange gains and losses from translation are recognized in the statements of income.
5. Leases	Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.	Same as at the left	Same as in the semiannual report for 2002

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
6. Hedge Accounting	(1) Methods of hedge accounting Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.	(1) Methods of hedge accounting Same as at the left	(1) Methods of hedge accounting Same as in the semiannual report for 2002
	(2) Hedge procedures and hedge targets a. Hedge procedures Foreign currency forward contracts b. Hedge target Accounts receivables and accounts payables denominated in foreign currencies	(2) Hedge procedures and hedge targets Same as at the left	(2) Hedge procedures and hedge targets Same as in the semiannual report for 2002
	(3) Hedge Method Foreign currency forward contracts are executed in order to hedge foreign exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.	(3) Hedge Method Same as at the left	(3) Hedge Method Same as in the semiannual report for 2002
	(4) Method of evaluating effectiveness of hedges Foreign currency forward contracts were made with the same currency, amount and duration which are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and therefore evaluation is omitted at the time of the end of the interim period.	(4) Method of evaluating effectiveness of hedges Same as at the left	(4) Method of evaluating effectiveness of hedges Same as in the semiannual report for 2002

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
7. Consumption Taxes	Income and expenses are recorded net of consumption taxes.	Same as at the left	Same as in the semiannual report for 2002

Changes in Accounting Policies

April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
―――――	―――――	1. Application of the Accounting Standard on the Treasury Stock and the Reversal of Legal Surplus etc. The Company applied the Accounting Standard on the Treasury Stock and the Reversal of Legal Surplus etc. (Corporate Accounting Standard, Sub-paragraph 1) to the statement from this period. Consequently, Loss on treasury stock 4,023 million yen in the statements of Income was deducted from unappropriated retained earnings. The shareholders' equity section in the balance sheet for this period was prepared in accordance with the revised Regulations of Financial Statements. 2. Earnings per share The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. The effects of this application are presented in 5. ASSETS, EARNINGS PER SHARE.

Additional information

April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
(Accounting for treasury stock and the reversal of legal reserve, etc.) The Company applied the Accounting Standard for the Treasury stock and the Reversal of Legal Reserve, etc. (Corporate Accounting Standard, sub-paragraph 1) from this period. The effect of this change to the profits and losses for this interim period is immaterial. In accordance with the revision of the Regulation for the presentation of Interim Financial Statements, shareholders' equity section in the semiannual balance sheet for the period was presented under the revised regulation.	――――	――――
(Increase of shares outstanding) Stock conversion of the 4th unsecured convertible bonds. Shares issued: 111,648 Issue price (per share): ¥1,728.60 Amount designated as stated capital (per share) : ¥865	(Increase of shares outstanding) ――――	(Increase of shares outstanding) Stock conversion of the 4th unsecured convertible bonds. Shares issued: 112,804 Issue price (per share): ¥1,728.60 Amount designated as stated capital (per share) : ¥865

Item	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
1. Accumulated Depreciation of Property Plant, & Equipment	¥134,175 million	¥139,141million	¥136,267 million
2. General Reserve	General reserve of ¥123 million was associated with the reduction of acquisition costs of certain assets under the special income tax regulations.	General reserve of ¥ 124 million was associated with the reduction of acquisition costs of certain assets under the special income tax regulations.	General reserve of ¥123 million was associated with the reduction of acquisition costs of certain assets under the special income tax regulations.
3. Contingent Liability	The Company guarantees ¥142 million for housing loans to employees made by third parties. The Company guarantees ¥1 million (9 thousand Euro) for office rent of Eisai Machinery GmbH. The Company guarantees ¥36 million (HKD 2,300 thousand) for loan payable of Eisai Hong Kong Co., Ltd. Notes: The above liabilities guaranteed denominated in foreign currencies are translated into yen, using the exchange rate as of the end of the interim period.	The Company guarantees ¥135 million for housing loans to employees made by third parties. The Company guarantees ¥39 million (304 thousand Euro) for advances received from customers of Eisai Machinery GmbH. The Company guarantees ¥33 million (HKD 2,300 thousand) for loan payable of Eisai Hong Kong Co., Ltd. Notes: Same as at the left	The Company guarantees ¥138 million for housing loans to employees made by third parties. The Company guarantees ¥ 15 million (121 thousand Euro) for advances received from customers of Eisai Machinery GmbH. The Company guarantees ¥35 million (HKD 2,300 thousand) for loan payable of Eisai Hong Kong Co., Ltd. Notes: The above liabilities guaranteed denominated in foreign currencies are translated into yen, using the exchange rate on the closing date.

tem	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
4. Consumption Taxes	Consumption tax payables and consumption tax receivables are netted and the balance is presented as "Accrued consumption taxes."	Same as at the left	―――――
5. Reduction -entry of State Subsidies	¥205 million was deducted from acquisition costs of tangible fixed assets at the end of the interim period by the reduction entry of government subsidies. The deducted amounts are as follows. Buildings ¥0 million Structures ¥19 million Machinery and equipment ¥185 million Tools, furniture, and fixtures ¥0 million	Same as at the left	¥205 million was deducted from acquisition costs of tangible fixed assets at the end of the period by the reduction entry of government subsidies. The deducted amounts are as follows. Buildings ¥0 million Structures ¥19 million Machinery and equipment ¥185 million Tools, furniture, and fixtures ¥0 million

Notes to the Semiannual Financial Statements of Income

(Millions of Yen)

Items	April 1, 2002-September 30, 2002	**April 1, 2003-September 30, 2003**	April 1, 2002-March 31, 2003
1. Non-Operating income			
Interest income	43	42	85
Interest from short-term investments	296	201	522
Dividends income	310	299	455
Rental income	255	246	512
2. Non-Operating expense			
Interest expense	11	14	26
Interest from bonds	15	–	15
Foreign exchange losses	1,595	838	1,677
3. Extraordinary income			
Gain on exempted obligation of the substitutional portion of employees' Welfare Pension Fund	–	3,732	–
4. Extraordinary losses			
Provision for doubtful accounts receivable	91	260	41
Loss on impairment of investment Securities	1,909	97	4,209
Loss on vitamin E litigation settlement	643	–	1,090
5. Depreciation expense			
Property, plant and equipment	4,549	4,623	9,671
Intangible assets	1,635	1,827	3,351

3. LEASE TRANSACTIONS

1 "As if capitalized" information of Finance leases other than those that deem to transfer ownership of the leased property to the lessee.

(1) Acquisition cost, Accumulated depreciation, Net leased property (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Vehicles:			
Acquisition cost	¥43	¥39	¥22
Accumulated depreciation	29	12	16
Net leased property	¥14	¥27	¥6
Tools, furniture and fixtures:			
Acquisition cost	¥2,448	¥2,723	¥2,630
Accumulated depreciation	942	1,563	1,252
Net leased property	¥1,505	¥1,160	¥1,378
Software:			
Acquisition cost	¥204	¥167	¥202
Accumulated depreciation	63	79	80
Net leased property	¥140	¥88	¥122
Total:			
Acquisition cost	¥2,696	¥2,931	¥2,856
Accumulated depreciation	1,035	1,654	1,348
Net leased property	¥1,660	¥1,276	¥1,507

(2) Obligation under financial leases (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Due within one year	¥756	¥835	¥813
Due after one year	931	473	728
Total	¥1,688	¥1,309	¥1,541

(3) Actual lease payments, Depreciation expense, Interest expense (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Actual lease payments	¥436	¥450	¥874
Depreciation expense	413	427	827
Interest expense	¥28	¥21	¥54

(4) Depreciation expense for leased property is computed using the straight-line method over the lease terms with no residual values.

(5) Interest expense for leased assets is computed using the interest method based on the differences between the total lease payments and the respective acquisition cost of the assets which are considered to be interest bearing.

2. Minimum rental payments under non-cancelable operating leases (Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Due within one year	¥146	¥146	¥146
Due after one year	219	73	146
Total	¥365	¥219	¥292

4. INVESTMENT SECURITIES

Carrying amounts and aggregate market value of investments in subsidiaries for which there is a readily-available market from which to obtain the market value.

(Millions of Yen)

Period Ended	September 30 2002	**September 30 2003**	March 31 2003
Carrying amount	¥4,279	¥4,279	¥4,279
Aggregate market value	3,278	2,913	2,640
Unrealized gain (loss)	¥(1,001)	¥(1,365)	¥(1,639)

5. ASSETS, EARNINGS PER SHARE

April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
Equity value per share: ¥1,257.02 Earnings per share: ¥67.92 Fully diluted earnings per share: ¥67.22 The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this interim period. Assets and earning per share for this interim period based on the traditional method are the same as the above.	Equity value per share: ¥1,367.88 Earnings per share: ¥78.39 Fully diluted earnings per share: ¥78.39	Equity value per share: ¥1,293.44 Earnings per share: ¥117.57 Fully diluted earnings per share: ¥116.47 The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Assets and earning per share for this period based on the traditional method are as follows; Equity value per share: ¥1,293,65 Earnings per share: ¥117.78 Fully diluted earnings per share: ¥116.68

Note: The basis of the report of net earnings per share and fully diluted earnings per share are as follows:

	April 1, 2002- September 30, 2002	**April 1, 2003- September 30, 2003**	April 1, 2002- March 31, 2003
Net earnings per share			
Net income (mil. yen)	19,743	22,872	34,174
Amount not attributed to common shareholders (mil. yen)	-	-	61
(Bonuses to directors through appropriation of earnings)	(-)	(-)	(61)
(mil.yen)	19,743	22,872	34,113
Net income on common shares (mil.yen)	290,713	291,788	290,163
Average number of common shares outstanding (thousand shares)			

	April 1, 2002-September 30, 2002	**April 1, 2003-September 30, 2003**	April 1, 2002-March 31, 2003
Fully diluted earnings per share			
Adjusted net income (mil. yen)	10	-	11
(Interest expenses (after tax)) (mil. yen)	(9)	(-)	(9)
(Others (after tax))(mil. yen)	(1)	(-)	(2)
Increased number of common shares (*thousand shares*)	3,174	0	2,819
(Convertible bond (thousand shares))	(3,150)	(-)	(2,805)
(Pre-emptive rights (thousand shares))	(24)	(-)	(14)
(New share subscription rights (thousand shares))	(-)	(0)	(-)
Diluted securities with no dilutive effects, which were not included in the fully diluted EPS.	Two types of new share subscription rights (pre-emptive right under Commercial Code of Japan before revision: 142 thousand shares) (new share subscription rights: 1,750 units)	Two types of pre-emptive rights (Total number of shares to which the new share subscription rights to be applied: 322 thousand shares) Another type of new share subscription rights (Number: 1,750 units)	Type of dilutive securities (new share subscription rights) Number of dilutive securities: 175 thousand shares

Securities Code: 4523

Eisai

2003.9

Reference Data

Interim Period Ended September 30, 2003

Eisai Co., Ltd.

November 5, 2003

For Inquiry:
Public Relations Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/ir/

Contents

*Unless otherwise specified, all figures have been rounded to their nearest specified unit.
*Currency exchange rates utilized in the reference data are noted in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2002 - Sept. 2002) Interim Period Average Rate	123.14	116.94	185.14
(Sept. 30, 2002) Interim Period End Rate	122.60	120.37	191.50
(Apr. 2002 - Mar. 2003) Fiscal Year Average Rate	121.95	121.04	188.41
(Mar. 31, 2003) Fiscal Year End Rate	120.20	129.83	189.45
(Apr. 2003 - Sept. 2003) Interim Period Average Rate	118.04	133.46	190.57
(Mar. 31, 2004) Fiscal Year End Rate	111.25	129.19	185.34
Fiscal Year Ending March 31, 2004 Forecast Rate	115.00	130.00	190.00

*Quarterly financial results for the previous fiscal year ended on March 31, 2003 stated in this material are for reference use only because the company has initiated disclosure of its quarterly results from the current fiscal year.

*The Company's performance and financial results could differ materially from those reflected in these forward-looking statements due to general, financial, economic, and political conditions affecting the pharmaceutical industry.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Second Quarter 2003	2004	Change %	Interim 2003	2004	Change %	2003	2004 (e)
Net Sales	119.2	**131.1**	110.0	234.4	**247.8**	105.7	466.6	508.0
Cost of Sales	24.9	**24.6**	99.0	52.9	**47.6**	90.0	102.6	100.0
Research and Development Expenses	14.4	**16.6**	116.0	27.9	**33.5**	120.4	59.7	68.5
Selling, General and Administrative Expenses	58.6	**67.9**	115.9	113.3	**125.7**	110.9	228.4	256.5
Operating Income	21.4	**21.9**	102.2	40.4	**41.0**	101.3	75.9	83.0
Ordinary Income	21.7	**21.1**	97.0	40.1	**40.7**	101.4	76.1	82.5
Net Income	11.1	**12.5**	113.1	22.2	**24.9**	111.7	41.0	50.0
Earnings per Share (yen)	38.2	**42.9**	112.4	76.5	**85.2**	111.3	141.2	171.4
Dividends per Share (yen)	-	**-**	-	16.0	**18.0**	-	32.0	36.0

*"Cost of Sales" includes "Reversal of reserve for sales returns."

*Forecast for the fiscal year ending March 31, 2004 is revised from the annual financial disclosure in May, 2003.

2. Balance Sheet Data

(billions of yen)

March 31 Interim September 30	2003 31-Mar	30-Sep	Inc./Dec.
Total Assets	591.7	**616.1**	24.4
Shareholders' Equity	388.2	**409.3**	21.0

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Second Quarter 2003	2004	Inc./Dec.	Interim 2003	2004	Inc./Dec.	2003	2004 (e)
Capital Expenditures	6.0	**7.4**	1.4	9.2	**12.6**	3.4	21.9	28.5
Property, plant and equipment	4.6	**6.8**	2.2	7.4	**11.3**	3.9	17.4	24.5
Intangible Assets	1.4	**0.6**	(0.8)	1.8	**1.3**	(0.5)	4.5	4.5
Depreciation/Amortization	4.4	**4.5**	0.1	8.5	**8.8**	0.3	18.0	20.0

*Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets."

4. Cash Flow Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Second Quarter 2003	2004	Inc./Dec.	Interim 2003	2004	Inc./Dec.	2003	2004 (e)
Net cash provided by operating activities	7.4	**28.9**	21.5	19.6	**45.8**	26.3	57.6	-
Net cash used in investing activities	(10.1)	**(11.5)**	(1.5)	(18.0)	**(15.3)**	2.7	(27.7)	-
Net cash used in financing activities	(9.3)	**(0.0)**	9.2	(14.6)	**(4.5)**	10.1	(19.8)	-
Cash and cash equivalents at end of period	104.6	**150.0**	45.3	104.6	**150.0**	45.3	127.3	-
Free Cash Flow	0.2	**24.0**	23.8	5.3	**36.0**	30.7	31.1	-

*Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

1. Consolidated Statement of Income & Explanation

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Sales %	2004	Sales %	Change %	Inc./ Dec.
Net sales	234.4	100.0	**247.8**	100.0	105.7	13.3
Cost of sales	52.7	22.5	**47.5**	19.2	90.0	(5.3)
Reversal of reserve for sales returns	0.1	0.0	**0.1**	0.0	96.8	(0.0)
Gross profit	181.6	77.5	**200.2**	80.8	110.2	18.6
Research and development expenses	27.9	11.9	**33.5**	13.6	120.4	5.7
Selling, general and administrative expenses	113.3	48.4	**125.7**	50.7	110.9	12.4
Operating income	40.4	17.2	**41.0**	16.5	101.3	0.5
Non-operating income	1.8	0.8	**1.1**	0.5	61.3	(0.7)
Non-operating expenses	2.2	0.9	**1.4**	0.6	65.8	(0.7)
Ordinary income	40.1	17.1	**40.7**	16.4	101.4	0.6
Extraordinary income	0.1	0.0	**4.2**	1.7		4.2
Extraordinary loss	2.9	1.2	**1.0**	0.4	32.9	(2.0)
Income before taxes & interests	37.2	15.9	**43.9**	17.7	118.1	6.7
Income taxes-current	19.5	8.3	**21.4**	8.7	109.8	1.9
Income taxes-deferred	(4.7)	(2.0)	**(2.5)**	(1.0)		2.3
Minority interests	0.2	0.1	**0.1**	0.0	53.4	(0.1)
Net income	22.2	9.5	**24.9**	10.0	111.7	2.6

<Explanation>

Cost of sales
<Decrease Factor(s)>
Business mix and sales product mix change

Research and development expenses
<Increase Factor(s)>
Alliance fee
International development

Extraordinary income
<Increase Factor(s)>
Extraordinary gain of 3.7 billion yen by the exemption from the substitutional portion of Eisai's welfare pension fund

Income taxes-deferred
<Increase Factor(s)>
Revaluation of deferred tax asset

2. Financial Results by Industry Segment

2-1. Consolidated Net Sales by Industry Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003
Net sales to customers	234.4	**247.8**	466.6
Pharmaceuticals	220.7	**236.2**	441.7
(In-house developed products %)	(89.0%)	**(90.5%)**	(89.3%)
Japan	118.5	**118.7**	228.0
North America	84.3	**96.2**	178.4
Europe	13.4	**16.5**	26.1
Asia and others	4.5	**4.8**	9.1
Others	13.8	**11.5**	24.9
Japan	12.6	**10.3**	22.6
Overseas	1.1	**1.2**	2.3

*Sales results by industry segment have been reclassified in accordance with geographical segmentation.
*Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, Germany, France, etc.
3. Asia and Others: East Asia, South-East Asia, etc.

2-2. Consolidated Operating Income by Industry Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003
Operating income/loss	40.4	**41.0**	75.9
Pharmaceutical	41.1	**41.5**	77.7
Others	0.9	**1.0**	0.7
Eliminations and Corporate	(1.6)	**(1.5)**	(2.5)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	2003
Net sales to customers	234.4	**247.8**	466.6
Japan	131.1	**129.1**	250.6
North America	84.8	**96.9**	179.5
Europe	14.0	**17.1**	27.3
Asia and others	4.5	**4.8**	9.1
Overseas sales	103.3	**118.7**	216.0
Overseas sales (%)	44.1%	**47.9%**	46.3%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	2003
Operating income/loss	40.4	**41.0**	75.9
Japan	40.3	**38.9**	70.2
North America	2.1	**5.5**	5.7
Europe	1.3	**1.1**	2.4
Asia and others	0.9	**0.9**	1.7
Eliminations and corporate	(4.2)	**(5.5)**	(4.1)

*Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, Germany, France, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	2003
Net sales	234.4	**247.8**	466.6
North America	113.8	**129.8**	233.5
Europe	86.2	**100.7**	185.9
Asia and others	21.8	**23.1**	36.0
Overseas sales	5.8	**5.9**	11.6
Overseas sales (%)	48.6%	**52.4%**	50.0%

5. Global Product Sales

5-1. *ARICEPT* Sales by Area

Years Ended/Ending March 31 Interim Apr-Sept Area		Interim 2003	Interim **2004**	2003
Japan	¥ Billions	10.9	**13.7**	21.9
U.S.	¥ Billions	33.4	**42.3**	74.5
	US $ Millions	(272)	**(358)**	(611)
U.K.	¥ Billions	0.8	**0.5**	0.9
	UK £ Millions	(4)	**(3)**	(5)
Germany	¥ Billions	2.4	**3.4**	4.4
	Euro Millions	(20)	**(25)**	(37)
France	¥ Billions	5.4	**7.5**	11.3
	Euro Millions	(46)	**(56)**	(93)
Europe Total	¥ Billions	8.6	**11.4**	16.6
Asia and others	¥ Billions	1.3	**1.2**	2.3
Total	¥ Billions	54.2	**68.6**	115.3

*Sales forecast for Eisai sales territories for the year ending March 2004 is ¥136.0 billion.

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 Interim Apr-Sept Area		Interim 2003	Interim **2004**	2003
Japan	¥ Billions	3.0	**5.9**	5.8
U.S.	¥ Billions	50.8	**54.0**	103.8
	US $ Millions	(413)	**(457)**	(851)
U.K.	¥ Billions	2.3	**2.9**	5.6
	UK £ Millions	(13)	**(15)**	(30)
Germany	¥ Billions	0.4	**0.5**	0.9
	Euro Millions	(4)	**(4)**	(7)
Europe Total	¥ Billions	2.7	**3.4**	6.5
Asia and others	¥ Billions	0.6	**0.7**	1.3
Total	¥ Billions	57.2	**63.9**	117.4

*Sales forecast for Eisai sales territories for the year ending March 2004 is ¥149.0 billion.

<Reference> [Non-consolidated]

Eisai Inc. (U.S.A.) / Pharmaceutical Sales, Production

Years Ended/Ending March 31 Interim Apr-Sept		Interim 2003	Interim **2004**	2003
Net sales	¥ Billions	86.2	**97.7**	181.7
	US $ Millions	(700)	**(828)**	(1,490)
Operating income	¥ Billions	2.3	**5.0**	6.3
	US $ Millions	(19)	**(42)**	(52)
Net income	¥ Billions	1.6	**3.0**	3.9
	US $ Millions	(13)	**(25)**	(32)
Operating income before	¥ Billions	11.7	**16.6**	27.0
Royalty deduction	US $ Millions	(95)	**(141)**	(222)

Eisai China Inc. (China) / Pharmaceutical Sales, Production

Years Ended/Ending March 31 Interim Jan to Jun		Interim 2003	Interim **2004**	2003
Net sales	¥ Billions	1.6	**1.8**	3.3
	Chinese RMB Millions	(101)	**(122)**	(221)
Operating income	¥ Billions	0.5	**0.5**	0.9
	Chinese RMB Millions	(31)	**(35)**	(61)
Net income	¥ Billions	0.4	**0.5**	0.8
	Chinese RMB Millions	(26)	**(33)**	(56)

*The interim period of Eisai China Inc. ends on June 30.
*For interim period ended June 30, 2003, the term-average rate is 14.34 yen and the interim term-end rate is 14.47 yen to the Chinese RMB respectively.

Eisai Korea Inc. (Korea) / Pharmaceutical Sales

Years Ended/Ending March 31 Interim Apr-Sept		Interim 2003	Interim **2004**	2003
Net sales	¥ Billions	1.0	**1.1**	2.0
	Korean Won Billions	(10)	**(11)**	(20)
Operating income	¥ Billions	0.1	**0.2**	0.2
	Korean Won Billions	(1)	**(2)**	(2)
Net income	¥ Billions	0.1	**0.1**	0.2
	Korean Won Billions	(1)	**(1)**	(2)

*For Interim period ended September 30, 2003 the term-average rate is 0.0995 yen and the interim term-end rate is 0.0971 yen to the Korean Won respectively.

6. Selling, General and Administrative Expenses (Including R&D Expenses)

6-1. Research and Development Expenses (R&D Expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004 (e)
Net sales	234.4	**247.8**	466.6	508.0
Research and development expenses	27.9	**33.5**	59.7	68.5
Percentage of sales (%)	11.9%	**13.6%**	12.8%	13.5%

6-2. Selling, General and Administrative Expenses (SG&A Expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004 (e)
Net sales	234.4	**247.8**	466.6	508.0
Selling, general and administrative expenses	113.3	**125.7**	228.4	256.5
Personnel expenses	26.2	**28.4**	55.7	-
Marketing expenses	74.5	**82.8**	147.4	-
Administrative expenses and others	12.5	**14.5**	25.4	-
Percentage of sales (%)	48.4%	**50.7%**	48.9%	50.5%

6-3. Selling General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004 (e)
Net sales	234.4	**247.8**	466.6	508.0
Selling, general and administrative expenses (including R&D expenses)	141.1	**159.2**	288.1	325.0
Percentage of sales (%)	60.3%	**64.3%**	61.8%	64.0%

7. Personnel Information

(persons)

March 31 Interim September 30	2002	2003	**2004 Interim**
Japan	5,175	5,162	**5,176**
U.S.	875	1,002	**1,194**
Europe	399	416	**454**
Asia	811	853	**941**
Total	7,260	7,433	**7,765**

1. Consolidated Balance Sheet & Explanation

<Assets>

(billions of yen)

March 31 Interim September 30	2003	%	2004 Interim	%	Change %	Inc./ Dec.
Current assets:						
Cash and time deposits	101.3		**84.1**			(17.1)
Accounts receivable-trade	149.0		**137.8**			(11.2)
Short-term investments	35.3		**72.2**			36.8
Inventories	35.1		**34.1**			(1.0)
Deferred tax assets	19.3		**20.5**			1.2
Other current assets	9.2		**9.2**			(0.0)
Allowance for doubtful receivables	(0.2)		**(0.2)**			(0.0)
Total current assets	349.0	59.0	**357.7**	58.1	102.5	8.7
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	57.2		**58.8**			1.7
Machinery and vehicles	22.5		**21.7**			(0.8)
Land	19.1		**19.0**			(0.1)
Construction in progress	4.5		**6.3**			1.8
Others	8.5		**8.5**			0.1
Total property, plant and equipment	111.7	18.9	**114.3**	18.5	102.4	2.6
Intangible assets	16.0	2.7	**15.2**	2.5	94.7	(0.8)
Investments and other assets:						
Investments in securities	67.0		**81.4**			14.4
Long-term loans receivable	0.1		**0.1**			(0.0)
Deferred tax assets	18.8		**17.7**			(1.1)
Other investments	30.1		**30.7**			0.7
Allowance for doubtful receivables	(0.9)		**(1.0)**			(0.1)
Total investments and other assets	115.0	19.4	**128.9**	20.9	112.1	13.9
Total fixed assets	242.7	41.0	**258.4**	41.9	106.5	15.7
Total assets	591.7	100.0	**616.1**	100.0	104.1	24.4

<Explanation>

Accounts receivable-trade
<Decrease Factor(s)>
Increase in collection of accounts receivable-trade

Short-term investment
<Increase Factor(s)>
Operating assets increase

Investments in securities
<Increase Factor(s)>
Operating assets increase
Improved market value

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31 / Interim September 30	2003	%	2004 Interim	%	Change %	Inc./Dec.
Current liabilities:						
Accounts payable-trade	16.1		**16.0**			(0.2)
Short-term borrowings	0.0		**0.2**			0.2
Current portion of straight bonds	0.1		**0.1**			-
Accounts payable-other	41.1		**44.3**			3.2
Accrued expenses	22.6		**25.3**			2.7
Accrued income taxes	23.0		**20.1**			(3.0)
Reserve for sales rebates	37.6		**36.6**			(0.9)
Other reserves	0.8		**1.0**			0.2
Other current liabilities	4.6		**4.3**			(0.3)
Total current liabilities	146.0	24.7	**147.9**	24.0	101.3	1.9
Long-term liabilities:						
Deferred tax liabilities	0.3		**0.7**			0.4
Liabilities for retirement benefits	45.4		**46.4**			1.0
Allowance for retirement of Directors	1.8		**1.8**			0.0
Other long-term liabilities	0.6		**0.6**			(0.0)
Total long-term liabilities	48.1	8.1	**49.5**	8.1	102.8	1.3
Total liabilities	194.1	32.8	**197.4**	32.1	101.7	3.2
Minority Interests	9.3	1.6	**9.4**	1.5	101.1	0.1
Shareholders' equity:						
Common stock	45.0	7.6	**45.0**	7.3		-
Capital surplus	55.2	9.3	**55.2**	9.0		-
Retained earnings	302.7	51.2	**322.8**	52.4		20.1
Net unrealized gains on available-for-sale securities	1.4	0.2	**5.0**	0.8		3.6
Foreign currency translation adjustments	(1.5)	(0.2)	**(4.2)**	(0.7)		(2.7)
Treasury stock	(14.6)	(2.5)	**(14.6)**	(2.4)		(0.0)
Total shareholders' equity	388.2	65.6	**409.3**	66.4	105.4	21.0
Total liabilities, minority interests and shareholders' equity	591.7	100.0	**616.1**	100.0	104.1	24.4

<Explanation>

Accounts payable-other
<Increase Factor(s)>
Capital expenditures

Net unrealized gains on available-for-sales securities
<Increase Factor(s)>
Improved market value

2. Stock Information

2-1. Issued Stock and Shareholder Information

As of September 30, 2003

Total Number of Authorized Shares	Number of Shares Outstanding	(Number of Treasury Stocks)	Number of Shareholders	Average Number of Shares per Shareholder
700,000,000 shares	296,566,949 shares	(4,782,209 shares)	30,982	9,572 shares

Note: Number of shares of outstanding includes number of treasury stocks.

2-2. Top 10 Shareholders

As of September 30, 2003

Name	Shares		Percentage
Nihon Trustee Service Trust Bank, Ltd. (Trust Account)	14,872	Thousands	5.02%
Saitama Resona Bank, Limited	14,353	Thousands	4.84%
Mizuho Corporate Bank, Ltd.	14,203	Thousands	4.79%
The Master Trust Bank of Japan, Ltd. (Trust Account)	13,834	Thousands	4.66%
Nippon Life Insurance Co.	13,520	Thousands	4.56%
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	10,286	Thousands	3.47%
Eisai Employee Shareholding Association	6,401	Thousands	2.16%
Mellon Bank Treaty Clients Omnibus	6,332	Thousands	2.14%
UFJ Trust Bank Limited (Trust Account)	5,800	Thousands	1.96%
State Street Bank and Trust Company	5,419	Thousands	1.83%

Note: Stock numbers less than one thousand have been omitted.

2-3. Number of Shareholders by Category

(persons)

March 31 Interim September 30	2003 31-Mar	%	30-Sep	%	Change
Financial Institutions	174	0.6%	**161**	0.5%	(13)
Securities Companies	66	0.2%	**36**	0.1%	(30)
Other Japanese Corporations	1,131	3.7%	**1,114**	3.6%	(17)
Corporations Outside Japan, etc.	487	1.6%	**493**	1.6%	6
Individuals and Others	28,619	93.9%	**29,178**	94.2%	559
Total	30,477	100.0%	**30,982**	100.0%	505

2-4. Number of Shares Held by Category

March 31 Interim September 30 (One unit = 1,000 shares)	2003 31-Mar	%	30-Sep	%	Change
Financial Institutions	138,789	46.8%	**132,766**	44.8%	(6,022)
Securities Companies	3,967	1.3%	**4,519**	1.5%	552
Other Japanese Corporations	16,956	5.7%	**16,921**	5.7%	(35)
Corporations Outside Japan, etc.	87,606	29.6%	**92,994**	31.4%	5,387
Individuals and Others	49,246	16.6%	**49,364**	16.6%	117
Total	296,566	100.0%	**296,566**	100.0%	-

*Stock numbers less than one thousand have been omitted.

2-5. Breakdown of Shareholders Holding Size / Number of Shareholders

March 31 Interim September 30	2003 31-Mar	%	30-Sep	%	Change
1 million shares and over	49	0.2%	**48**	0.1%	(1)
from 0.1 million to less than 1 million shares	161	0.5%	**164**	0.5%	3
from 10 thousands to less than 0.1 million shares	787	2.6%	**793**	2.6%	6
from 1 thousands to less than 10 thousand shares	11,644	38.2%	**11,564**	37.3%	(80)
from 1 hundred to less than 1 thousand shares	15,690	51.5%	**16,186**	52.2%	496
less than 100 shares	2,146	7.0%	**2,227**	7.3%	81
Total	30,477	100.0%	**30,982**	100.0%	505

2-6. Breakdown by Shareholder Holding Size / Number of Shares Held

March 31 Interim September 30 (One unit = 1,000 shares)	2003 31-Mar	%	30-Sep	%	Change
1 million shares and over	194,690	65.7%	**195,501**	65.9%	810
from 0.1 million to less than 1 million shares	51,953	17.5%	**51,435**	17.4%	(517)
from 10 thousands to less than 0.1 million shares	20,579	6.9%	**20,533**	6.9%	(46)
from 1 thousands to less than 10 thousand shares	25,278	8.5%	**24,956**	8.4%	(322)
from 1 hundred to less than 1 thousand shares	3,982	1.4%	**4,055**	1.4%	73
less than 100 shares	81	0.0%	**84**	0.0%	2
Total	296,566	100.0%	**296,566**	100.0%	-

*Stock numbers less than one thousand have been omitted.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	Inc./Dec.
Operating activities			
Income before income taxes & minority interests	37.2	**43.9**	6.7
Depreciation and amortization	8.5	**8.8**	0.3
Other non-cash losses/gains	8.0	**3.5**	(4.5)
Operating assets/liability increase/decrease	(15.9)	**17.1**	33.0
Others	(10.7)	**(4.2)**	6.5
Subtotal	27.1	**69.1**	42.0
Interest paid/received	0.8	**0.9**	0.1
Payments on vitamin E litigation settlements	(1.5)	**-**	1.5
Cash paid for income taxes	(6.8)	**(24.2)**	(17.4)
Net cash provided by operating activities	19.6	**45.8**	26.3
Investing activities			
Capital expenditures	(14.2)	**(10.3)**	3.9
Other revenue/payment for continuous activities	(0.0)	**0.5**	0.5
Purchases/sales of securities	(4.3)	**(5.8)**	(1.5)
Others	0.5	**0.3**	(0.2)
Net cash used in investing activities	(18.0)	**(15.3)**	2.7
Financing activities			
Dividends paid	(4.7)	**(4.7)**	(0.0)
Short-term debt proceeds/payment	(0.6)	**0.2**	0.8
Treasury stock purchase	(9.2)	**-**	9.2
Others	(0.2)	**(0.0)**	0.1
Net cash used in financing activities	(14.6)	**(4.5)**	10.1
Effect of exchange rate changes on cash and cash equivalents	(4.1)	**(3.3)**	0.8
Net increase/decrease in cash and cash equivalents	(17.2)	**22.7**	39.8
Cash and cash equivalents at beginning of year	121.8	**127.3**	5.5
Cash and cash equivalents at end of year	104.6	**150.0**	45.3

<Explanation>

Operating assets.liability increase/decrease
<Increase factor(s)>
Trade receivables increase

Capital expenditures
Payment of investment in property, plant and equipment comes to 9.1 billion yen

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	First Half 2003	First Half 2004	Inc./Dec.
Free Cash Flow	5.3	**36.0**	30.7

Note: Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

V. Consolidated Subsidiaries - Associated Companies

1. Consolidated Subsidiaries (34 companies)

1-1. Subsidiaries Outside Japan (23 companies)

As of September 30, 2003

Company Name	Location	Common Stock (Unit: thousand)		Equity(%) Ownership[1]	Description of Operations
Eisai Corporation of North America	New Jersey, USA	179,100	US$	100.00%	U.S. subsidiaries holding company
Eisai Inc.	New Jersey, USA	83,600	US$	100.00%	Pharma. prod./sales
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	65,300	US$	100.00%	Basic research/clincial trial process research
Eisai U.S.A., Inc.	New Jersey, USA	29,500	US$	100.00%	Pharm. machinery sales
Eisai Medical Research Inc.	New Jersey, USA	1,000	US$	100.00%	Pharma. clinical research
Eisai Machinery U.S.A.Inc.[2]	New Jersey, USA	1,000	US$	100.00%	-
Eisai Ltd.	London, U.K.	15,548	UKPS	100.00%	Pharma. sales/clinical research
Eisai London Research Laboratories Ltd.	London, U.K.	12,000	UKPS	100.00%	Basic research
Eisai Pharma-Chem Europe Ltd.[3]	London, U.K.	100	UKPS	100.00%	-
Eisai GmbH	Frankfurt, Germany	7,669	EUR	100.00%	Pharmaceutical sales
Eisai Machinery GmbH	Cologne, Germany	1,278	EUR	100.00%	Pharm. machinery prod./sales
Eisai S.A.S.	Paris, France	19,500	EUR	100.00%	Pharmaceutical sales
Eisai B.V.	Amsterdam, Netherlands	540	EUR	100.00%	Pharmaceutical prod./sales
Eisai Farmaceutica S.A.	Madrid, Spain	4,000	EUR	100.00%	Pharmaceutical Marketing
P.T. Eisai Indonesia	Jakarta, Indonesia	5,000	US$	80.40%	Pharmaceutical prod./sales
Eisai Asia Regional Services Pte. Ltd.	Singapore, Singapore	26,400	S$	100.00%	Pharm. management/sales support
Eisai (Malaysia) Sdn. Bhd.	Petaling Jaya, Malaysia	470	M$	100.00%	Pharmaceutical sales
Eisai (Thailand) Marketing Co., Ltd.[4]	Bangkok, Thailand	11,000	Baht	49.90%	Pharmaceutical prod./sales
Eisai Taiwan, Inc.	Taipei, Taiwan	250,000	NT$	100.00%	Pharmaceutical prod./sales
Weizai Co., Ltd.	Taipei, Taiwan	20,000	NT$	100.00%	Pharmaceutical sales
Eisai China Inc.	Suzhou, China	139,274	RMB	100.00%	Pharmaceutical prod./ sales
Eisai Hong Kong Co., Ltd.	Hong Kong, China	500	HK$	100.00%	Pharmaceutical prod./sales
Eisai Korea Inc.	Seoul, Korea	3,512,000	Won	100.00%	Pharmaceutical sales

Notes: 1. Equity direct/indirect ownership percentage.
2. New consolidated subsidiary, which was established in August, 2003 and has been in operation of pharmaceutical machinery sales succeeded from Eisai U.S.A., Inc.
3. Eisai Pharma-Chem Europe Ltd. Is in the process of liquidation.
4. The Company has a less than 50 percent equity ownership in Eisai (Thailand) Marketing Co., Ltd., but it is considered as a consolidated subsidiary under the application of the "controlling entity" standard.

1-2. Subsidiaries in Japan (11 companies)

As of September 30, 2003

Company Name	Location	Common Stock	Equity(%) Ownership[1]	Description of Operations
Sanko Junyaku Co., Ltd.	Tokyo	5,262 million	50.90%	Diagnostic product prod./sales
Sannova Co., Ltd.	Gunma Pref.	926 million	79.97%	Pharmaceutical prod./sales
Elmed Eisai Co., Ltd.	Tokyo	450 million	100.00%	Pharmaceutical sales
KAN Research Institute, Inc.	Kyoto	70 million	100.00%	Basic research
Eisai Distribution Co., Ltd.	Kanagawa Pref.	60 million	100.00%	Pharmaceutical distribution
Clinical Supply Co., Ltd.	Gifu Pref.	80 million	84.80%	Medical instruments prod./sales
Sunplanet Co., Ltd.	Tokyo	455 million	85.12%	Real estate mgt., catering/administrative
Herusu Co., Ltd.	Tokyo	64 million	75.00%	Pharma. machinery, etc. sales
Eisai Seikaken Co., Ltd.	Tokyo	50 million	70.00%	Agro-chemical prod./sales
Dymec Co., Ltd.[3]	Chiba Pref.	30 million	84.80%	-
Palma Bee'Z Research Institute Co., Ltd.	Tokyo	50 million	75.45%	Diagnostic product and genetic technology research

Notes: 1. Equity direct/indirect ownership percentage.
2. Common stock numbers less than one million have been omitted.
3. Dymec Co., Ltd. is in the process of liquidation.

2. Equity in Earnings in Associated Companies (3 companies)

As of September 30, 2003

Company Name	Location	Common Stock		Equity (%) Ownership[1]	Description of Operations
[Associated companies in Japan: 1]					
Bracco-Eisai Co., Ltd.	Tokyo	\340	million	49.00%	Contrast media import prod./sales
[Associated companies outside Japan: 2]		Unit:	thousand		
Eisai-Novartis Verwaltungs GmbH[2]	Nuremberg, Germar	25	EUR	50.00%	-
Hi-Eisai Pharmaceutical Inc.	Manila, Philippines	31,250	Peso	49.90%	Pharmaceutical sales

Notes: 1. Equity indirect/direct ownership percentage.
2. Eisai-Novartis Verwaltungs GmbH is in the process of liquidation.

VI. Financial Trend

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept		1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
<Statements of Income Data>											
Net Sales	Interim						148.1	174.9	211.0	234.4	**247.8**
		258.3	273.4	281.6	301.8	284.9	302.5	361.7	431.7	466.6	
Cost of Sales	Interim						44.7	49.0	52.2	52.9	**47.6**
		91.9	94.2	95.0	93.8	87.1	91.6	98.5	101.5	102.6	
Research and Development	Interim						23.7	22.6	24.7	27.9	**33.5**
Expenses		35.1	37.6	38.3	45.1	43.7	46.7	49.6	55.0	59.7	
Selling, General and	Interim						60.3	72.3	95.1	113.3	**125.7**
Administrative Expenses		92.2	98.8	104.4	121.2	115.4	127.1	154.7	202.5	228.4	
Operating Income	Interim						19.5	31.1	39.0	40.4	**41.0**
		39.2	49.1	50.4	47.5	38.6	37.1	59.0	72.7	75.9	
Ordinary Income	Interim						19.4	31.9	40.2	40.1	**40.7**
		38.9	48.7	50.3	47.2	39.8	36.9	63.2	76.1	76.1	
Net Income	Interim						2.7	8.9	20.0	22.2	**24.9**
		17.4	19.1	19.4	19.8	15.9	11.3	23.3	36.5	41.0	
Earnings per Share (yen)	Interim	67.6	74.1	71.0	70.0	53.6	38.0	78.7	123.5	141.2	
Fully Diluted Earnings per Share (yen)		-	69.8	66.9	67.1	53.1	37.7	77.9	122.3	139.9	
<Cash Flow Sheet Data>											
Net cash provided by	Interim						22.0	43.2	33.1	19.6	**45.8**
operating activities						35.9	27.2	85.0	56.9	57.6	
Net cash used in investing activities	Interim						(0.7)	(28.8)	(1.2)	(18.0)	**(15.3)**
						(33.9)	(4.0)	(19.6)	(7.2)	(27.7)	
Net cash used in financing activities	Interim						(3.4)	(3.5)	(5.7)	(14.6)	**(4.5)**
						(10.0)	(15.4)	(17.7)	(39.1)	(19.8)	
Free Cash Flow	Interim						13.6	36.8	22.8	5.3	**36.0**
						21.1	12.6	71.8	32.1	31.1	
<Balance Sheet Data>											
Common Stock		23.5	23.5	29.6	44.9	44.9	44.9	44.9	44.9	45.0	
Total Assets		389.2	442.9	456.6	453.1	463.4	485.7	549.4	557.6	591.7	
Shareholders' Equity		211.9	227.4	254.4	299.2	308.6	329.4	345.9	362.1	388.2	
Shareholders' Equity Ratio (%)		54.5	51.3	55.7	66.0	66.6	67.8	63.0	64.9	65.6	
Capital Expenditures						14.2	16.3	15.0	27.2	21.9	
Depreciation/Amortization						13.0	15.1	15.0	15.3	18.0	
<Others>											
Return on Equity (%)		8.5	8.7	8.1	7.2	5.2	3.5	6.9	10.3	10.9	
Payout Ratio (%)		19.2	20.2	25.5	31.4	40.1	56.5	29.2	23.3	22.7	
Dividends (yen)		13.0	15.0	18.0	21.5	21.5	21.5	23.0	29.0	32.0	
Consolidated Subsidiaries		28	32	34	35	34	35	34	36	33	

Notes:1. Consolidated financial results from the year ended March 1996 have been reclassified for comparative purposes.

2. Earnings per Share and Fully Diluted Earnings per Share for the year ended March 2003 have been calculated based on a new accounting system.
3. Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"
4. Financial figures in the interim period for the year ended March 31, 2000 are provided for reference purposes only.
5."Cost of Sales" includes "Reversal of reserve for sales returns".

VII. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	Change %	Inc./Dec.	2003	2004 (e)
Net Sales	150.2	**153.8**	102.4	3.6	289.6	300.0
Cost of Sales	44.7	**42.1**	94.2	(2.6)	85.6	81.0
Research and Development Expenses	26.9	**32.4**	120.3	5.5	57.6	66.0
Selling, General and Administrative Expenses	41.2	**42.9**	104.3	1.8	81.1	87.0
Operating Income	37.4	**36.4**	97.2	(1.0)	65.3	66.0
Ordinary Income	36.6	**36.0**	98.4	(0.6)	64.8	65.0
Net Income	19.7	**22.9**	115.8	3.1	34.2	40.0

*"Cost of Sales" includes "Reversal of reserve for sales returns".
*Forecast for the year ending/ended March 31, 2004 is revised from the annual financial disclosure in May, 2003.

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	2003	2004 (e)
Net Sales	150.2	**153.8**	289.6	300.0
Pharmaceuticals	130.3	**132.9**	250.2	261.5
Prescription Pharmaceuticals	119.5	**123.1**	229.4	241.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(78.2%)	**(80.0%)**	(78.0%)	-
Consumer Health Care Products	10.8	**9.8**	20.8	20.5
Animal Health, Food Additives/Chemicals, Machinery, etc.	6.8	**4.5**	11.9	8.0
Industrial Property Rights, etc. Income	13.1	**16.3**	27.5	30.5

*Animal Health business was transferred market rights to another company in February 2003.

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	2003	2004 (e)
Net Sales	150.2	**153.8**	289.6	300.0
Export	39.4	**46.2**	76.5	76.5
North America	28.9	**34.9**	58.3	-
Europe	8.4	**8.9**	14.1	-
Asia and others	2.1	**2.4**	4.1	-
Ratio of Exports to Sales (%)	26.2%	**30.0%**	26.4%	25.5%

*In accordance with the modification to geographical segmentation with regard to North America and Europe as of the interim period ended September 30, 2003, the figures for the interim period ended September 30, 2002 and fiscal year ended March 31, 2003 have also been rectified respectively.
*Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and South-Central America, etc.
*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	Change %	2003	2004 (e)
Peripheral neuropathy treatment METHYCOBAL	16.5	**16.1**	97.8	31.1	32.0
Alzheimer's disease treatment ARICEPT	10.9	**13.7**	125.6	21.9	30.0
Gastritis/gastric ulcer medication SELBEX	13.9	**12.6**	90.4	26.8	26.0
Proton pump inhibitor PARIET	3.0	**5.9**	194.7	5.8	18.0
Osteoporosis treatment GLAKAY	6.2	**5.3**	86.4	11.4	11.0
Non-ionic contrast medium IOMERON	5.0	**4.8**	97.5	9.5	9.0
Muscle relaxant MYONAL	4.8	**4.5**	94.2	8.8	9.0
Long-acting isosorbide dinitrate NITOROL-R	3.2	**2.7**	83.0	6.1	6.0
Endoscopic examination/hypoglycemia treatment GLUCAGON G NOVO	2.3	**2.3**	99.0	4.4	4.5
Anti-allergy agent AZEPTIN	2.1	**1.6**	75.8	4.8	5.0
Long-acting macrolide antibiotic RULID	1.6	**1.5**	90.1	3.5	3.0
Long-acting ACE inhibitor INHIBACE	1.7	**1.4**	80.1	3.1	3.0
Prescription Pharmaceuticals Total	96.0	**95.5**	99.5	185.7	197.0

*Statistical segmentation of "Prescription Pharmaceutical Total" have been modified as of the interim period ended September 30, 2003.

5. *ACIPHEX/PARIET, ARICEPT* Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	Change %	2003	2004 (e)
ACIPHEX/PARIET bulk tablets/drug substance (export)	16.0	**19.2**	120.1	28.9	30.0
ARICEPT drug substance (export)	7.5	**8.4**	111.9	14.8	14.0
Bulk Substance / Tablets Total	23.5	**27.7**	117.5	43.7	44.0

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim 2004	Change %	2003	2004 (e)
Vitamin B_2 preparation CHOCOLA BB Group	5.0	**4.6**	92.1	9.2	10.0
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	1.7	**1.4**	83.6	3.2	3.0
SACLON / Indigestion & heartburn treatment SACLON Group	1.3	**1.1**	83.0	2.7	2.0
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	0.7	**0.9**	137.1	1.2	1.5
Consumer Health Care Products Total	10.8	**9.8**	90.8	20.8	20.5

7. GROSS PROFIT/MANUFACTURING COST

7-1 Breakdown of Cost of Sales

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003
Net sales	150.2	**153.8**	289.6
Cost of sales	44.6	**42.0**	85.5
Beginning inventory (+)	12.6	**14.2**	12.6
Manufacturing cost (+)	23.3	**23.1**	47.2
Product purchase (+)	15.7	**13.9**	31.3
Account transfer (+)	4.2	**3.5**	8.7
Ending inventory (-)	11.2	**12.7**	14.2
Cost of sales (%)	29.7%	**27.3%**	29.5%
Reversal of reserve for sales returns	0.1	**0.1**	0.1
Gross profit	105.6	**111.7**	204.0

7-2 Breakdown of Manufacturing Costs

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003
Total manufacturing cost	24.9	**23.5**	50.0
Raw materials	9.7	**8.3**	19.5
Labor cost	7.5	**7.5**	14.9
Expenses	7.6	**7.7**	15.6
Beginning inventory of semi-finished goods and work-in-process (+)	7.7	**6.9**	7.7
Ending inventory of semi-finished goods and work-in-process (-)	7.3	**7.4**	6.9
Account transfer (+)	(0.9)	**(0.6)**	(2.7)
Cost variances (+)	(1.1)	**0.6**	(0.8)
Manufacturing cost	23.3	**23.1**	47.2

8. Selling, General & Administrative Expenses(Including R&D Expenses)

8-1 Research and Development Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004
Net sales	150.2	**153.8**	289.6	300.0
Research and Development Expenses	26.9	**32.4**	57.6	66.0
(Ratio of Overseas R&D Expenses to Total R&D Expenses) (%)	(30.6%)	**(35.5%)**	(31.8%)	-
Percentage of sales (%)	18.0%	**21.1%**	19.9%	22.0%

8-2 Selling, General and Administrative Expenses

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004 (e)
Net sales	150.2	**153.8**	289.6	300.0
Selling, General and Administrative expenses	41.2	**42.9**	81.1	87.0
Personnel expenses	18.9	**19.4**	37.6	-
Marketing expenses	14.0	**15.4**	26.8	-
Administrative expenses	8.3	**8.1**	16.7	-
Percentage of sales (%)	27.4%	**27.9%**	28.0%	29.0%

8-3 Selling, General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004 (e)
Net sales	150.2	**153.8**	289.6	300.0
Selling, General and Administrative expenses (including R&D expenses)	68.1	**75.3**	138.7	153.0
Percentage of sales (%)	45.4%	**48.9%**	47.9%	51.0%

9. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31 Interim Apr-Sept	Interim 2003	Interim **2004**	2003	2004 (e)
Capital Expenditures	6.3	**8.7**	15.9	20.5
Property, plant and equipment	4.5	**7.6**	11.6	17.0
Intangible Assets	1.7	**1.1**	4.4	3.5
Depreciation/Amortization	6.2	**6.5**	13.0	13.0

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

10. Personnel Information

(persons)

March 31 Interim September 30	2002	2003	**2004 Interim**
Total Employees	3,911	3,894	**3,921**
Research and development	937	948	**957**
Production	856	839	**837**
Sales, marketing and administration	2,118	2,107	**2,127**
Total Personnel cost (billions of yen)	653	697	**360**

Note: Employee numbers are expected to be 3,900 at the end of March 2004.

VIII. Changes in Quarterly Results (Consolidated)

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				2004	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	115.2	119.2	117.7	114.4	116.6	**131.1**
Cost of sales	28.0	24.9	26.5	23.3	23.0	**24.6**
Research and development expenses	13.5	14.4	14.8	17.1	16.9	**16.6**
Selling, general and administrative expenses	54.7	58.6	54.9	60.2	57.7	**67.9**
Operating income	19.0	21.4	21.6	13.8	19.1	**21.9**
Non-operating income/expenses	(0.7)	0.3	0.1	0.5	0.5	**(0.8)**
Ordinary income	18.3	21.7	21.7	14.3	19.6	**21.1**
Extraordinary income/expenses	(0.2)	(2.7)	(1.2)	(2.3)	(0.2)	**3.4**
Income before taxes and interests	18.2	19.0	20.6	12.0	19.4	**24.5**
Net income	11.2	11.1	12.9	5.8	12.3	**12.5**
Earnings per share (yen)	38.3	38.2	44.8	19.8	42.3	**42.9**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

<Assets>

(billions of yen)

March 31	2002			2003		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	**30-Sep**
Current assets	314.3	319.1	321.5	349.0	346.0	**357.7**
Fixed assets	235.1	237.5	236.8	242.7	248.0	**258.4**
Property, plant and equipment	109.5	111.0	110.2	111.7	112.6	**114.3**
Intangible assets	14.1	14.4	14.7	16.0	15.8	**15.2**
Investments and other assets	111.5	112.1	111.9	115.0	119.5	**128.9**
Total assets	549.5	556.6	558.3	591.7	594.0	**616.1**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2002			2003		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	**30-Sep**
Current liabilities	131.6	133.2	124.7	146.0	135.5	**147.9**
Long-term liabilities	43.0	44.3	47.3	48.1	51.9	**49.5**
Total liabilities	174.6	177.5	172.0	194.1	187.4	**197.4**
Minority Interests	9.2	9.3	9.4	9.3	9.4	**9.4**
Shareholders' equity	365.7	369.8	376.9	388.2	397.2	**409.3**
Total liabilities, minority interests and shareholders' equity	549.5	556.6	558.3	591.7	594.0	**616.1**

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2003				2004	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Capital Expenditures	3.2	6.0	4.4	8.3	5.2	**7.4**
Property, plant and equipment	2.8	4.6	3.6	6.4	4.5	**6.8**
Intangible Assets	0.4	1.4	0.8	1.9	0.7	**0.6**
Depreciation/Amortization	4.1	4.4	4.5	4.9	4.3	**4.5**

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Statement of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	2003				2004	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net cash provided by operating activities	12.1	7.4	6.2	31.9	16.9	**28.9**
Net cash used in investing activities	(7.9)	(10.1)	(2.9)	(6.8)	(3.8)	**(11.5)**
Net cash used in financing activities	(5.4)	(9.3)	(4.3)	(0.9)	(4.5)	**(0.0)**
Cash and cash equivalents at end of year	115.8	104.6	103.2	127.3	136.4	**150.0**
Free Cash Flow	5.1	0.2	1.8	24.0	12.1	**24.0**

*Free Cash Flow = "Net cash provided by operating activities" + "Capital expenditures" +"Other revenue/payment for continuous activities"

5. *ARICEPT* Sales by Area

Years Ended/Ending March 31		2003				2004	
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Japan	¥ Billions	5.4	5.5	6.1	4.8	7.0	**6.7**
U.S.	¥ Billions	14.8	18.7	21.2	19.9	19.1	**23.1**
	US $ Millions	(116)	(155)	(173)	(166)	(162)	**(197)**
U.K.	¥ Billions	0.5	0.4	0.0	0.1	0.3	**0.2**
	UK £ Millions	(3)	(2)	(0)	(0)	(1)	**(1)**
Germany	¥ Billions	1.5	0.9	1.1	0.9	2.1	**1.3**
	Euro Millions	(13)	(7)	(9)	(7)	(15)	**(10)**
France	¥ Billions	2.6	2.8	3.0	2.9	3.4	**4.1**
	Euro Millions	(22)	(24)	(25)	(23)	(25)	**(31)**
Europe Total	¥ Billions	4.6	4.0	4.1	3.9	5.8	**5.7**
Asia and others	¥ Billions	0.7	0.6	0.4	0.6	0.6	**0.6**
Total	¥ Billions	25.4	28.8	31.9	29.2	32.5	**36.1**

6. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31		2003				2004	
Area		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Japan	¥ Billions	1.6	1.4	1.6	1.2	1.7	**4.1**
U.S.	¥ Billions	24.1	26.7	20.3	32.7	22.6	**31.4**
	US $ Millions	(190)	(223)	(166)	(272)	(191)	**(266)**
U.K.	¥ Billions	1.3	1.0	1.9	1.3	1.3	**1.6**
	UK £ Millions	(7)	(5)	(10)	(7)	(7)	**(8)**
Germany	¥ Billions	0.2	0.2	0.2	0.2	0.3	**0.3**
	Euro Millions	(2)	(2)	(2)	(2)	(2)	**(2)**
Europe Total	¥ Billions	1.5	1.2	2.2	1.6	1.6	**1.8**
Asia and others	¥ Billions	0.3	0.3	0.4	0.3	0.3	**0.4**
Total	¥ Billions	27.6	29.7	24.4	35.8	26.3	**37.7**

<Reference> [Non-consolidated] Eisai Inc. (U.S.A.)

Years Ended/Ending March 31		2003				2004	
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	¥ Billions	40.2	46.0	42.3	53.2	42.4	**55.3**
	US $ Millions	(316)	(383)	(345)	(445)	(358)	**(470)**
Operating income	¥ Billions	0.6	1.7	0.1	3.9	1.0	**4.0**
	US $ Millions	(5)	(14)	(1)	(32)	(8)	**(34)**
Net income	¥ Billions	0.5	1.1	0.1	2.3	0.7	**2.4**
	US $ Millions	(4)	(9)	(1)	(19)	(5)	**(20)**
Operating income before Royalty deduction	¥ Billions	4.8	6.9	5.8	9.5	6.2	**10.4**
	US $ Millions	(38)	(57)	(47)	(79)	(53)	**(88)**

IX. Changes in Quarterly Results (Non-Consolidated)

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2003				2004	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
Net sales	76.8	73.4	77.7	61.7	76.5	**77.4**
Cost of sales	22.9	21.8	22.5	18.4	20.8	**21.3**
Research and development expenses	12.9	14.1	14.2	16.5	16.0	**16.4**
Selling, general and administrative expenses	20.8	20.4	20.4	19.5	20.6	**22.4**
Operating income	20.3	17.2	20.6	7.2	19.1	**17.3**
Ordinary income	19.1	17.6	20.6	7.6	19.6	**16.4**
Net income	11.4	8.4	12.4	2.1	12.3	**10.6**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	2003				2004	
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	**Second Quarter**
METHYCOBAL	8.4	8.1	8.1	6.5	8.3	**7.8**
ARICEPT	5.4	5.5	6.1	4.8	7.0	**6.7**
SELBEX	7.2	6.7	7.2	5.7	6.7	**5.8**
PARIET	1.6	1.5	1.6	1.2	1.7	**4.1**
GLAKAY	3.2	2.9	3.0	2.3	2.8	**2.5**
IOMERON	2.5	2.5	2.6	1.9	2.6	**2.3**
MYONAL	2.4	2.3	2.3	1.8	2.3	**2.2**
NITOROL-R	1.8	1.5	1.6	1.2	1.4	**1.2**
GLUCAGON G NOVO	1.2	1.1	1.2	0.8	1.2	**1.1**
AZEPTIN	1.3	0.9	1.0	1.6	1.0	**0.7**
RULID	0.9	0.7	1.0	0.8	0.8	**0.7**
INHIBACE	0.9	0.8	0.8	0.6	0.7	**0.6**
Prescription Pharmaceuticals Total	49.6	46.4	49.4	40.3	48.9	**46.6**

3. ACIPHEX/PARIET, ARICEPT Drug Substance / Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter	2004 First Quarter	2004 **Second Quarter**
ACIPHEX/PARIET bulk tablets/drug substance (export)	8.1	7.9	7.6	5.3	9.4	**9.8**
ARICEPT drug substance (export)	4.4	3.1	3.6	3.7	4.6	**3.8**
Bulk Substance / Tablets Total	12.5	11.1	11.1	9.1	14.0	**13.7**

4. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2003 First Quarter	2003 Second Quarter	2003 Third Quarter	2003 Fourth Quarter	2004 First Quarter	2004 **Second Quarter**
CHOCOLA BB Group	2.4	2.6	2.3	1.8	2.5	**2.2**
Vitamin-E Group	0.6	1.0	0.9	0.6	0.6	**0.8**
SACLON Group	0.6	0.7	0.8	0.5	0.5	**0.6**
NABOLIN Group	0.5	0.2	0.3	0.3	0.2	**0.7**
Consumer Health Care Total	5.1	5.7	5.7	4.3	4.3	**5.5**

X. Major R&D Pipeline Candidates

Changes from Previous Disclosure

1. Application for *Pariet* for the on-demand therapy of symptomatic GORD in the EU.
2. T-614, jointly developed with Toyama Chemical Co., Ltd., was submitted for NDA for the treatment of rheumatoid arthritis in Japan.

1. International Development

1-1. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	Sep-02 Oct-02	Vascular Dementia Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. Non-approvable letter was received from FDA for vascular dementia (VaD) indication on July 3, 2003. Discussion with FDA regarding this indication will continue.	Tab.	In-house
PARIET E3810 (Additional indication)	E.U.	Sep-03	On-demand therapy for symptomatic GORD Currently used for the treatment of symptomatic GORD in the EU. An application for on-demand therapy of symptomatic GORD was submitted.	Tab.	In-house

1-2. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	*2005*	*Severe Dementia due to Alzheimer's disease* Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	2005	Dementia associated with Parkinson's disease Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-3. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Septic Shock/Endotoxin Antagonist A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S.	Prevention of endotoxin-related complications after coronary artery bypass graft surgery A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/Cell Cycle G1 Phase Arresting Agent The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S.	Migraine Prophylaxis Currently used for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease / AMPA receptor antagonist Selectively antagonizes the AMPA-type glutamate receptor and inhibits neuronal cell death. Under development as a treatment for multiple sclerosis, epilepsy and Parkinson's disease.	Tab.	In-house

2. Development in Japan

2-1. Approved

(Product) Name (Research Code)	Description	Date	Form.	Origin
PARIET E3810 (Additional indication)	Maintenance Therapy for Gastroesophageal Reflux Disease(GERD) Already used for the treatment of peptic ulcers. Received an approval letter for a maintenance therapy for GERD.	Jul-03	Tab.	In-house

2-2. Filed for Approval

(Product) Name (Research Code)	Description	Application	Form.	Origin
MYONAL E2000 *(Additional form)*	Muscle Relaxant Absorption via a transdermal patch form has been shown to relieve skeletal muscle *spasticity and to mitigate muscle stiffness and pain from poor circulation and is* expected to improve various symptoms of muscle tension.	Mar-97	*Transdermal*	In-house
ARICEPT E2020 (Additional form)	Rapid Disintegration Tablet Already been used in tablet and fine granule forms. Filed for rapid disintegration tablet form.	Mar-03	Rapid Disintegration Tab.	In-house
CLEACTOR E6010 (Additional indication)	Treatment of Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	May-03	Inj.	In-house
T-614	Anti-rheumatic Agent Inhibits lymphocyte proliferation and immunoglobulin production by suppressing the production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	Sep-03	Tab.	Toyama Chemical

2-3. Phase III

(Product) Name (Research Code)	Description	Expected Application	Form.	Origin
PARIET E3810 (Additional indication)	Eradication of *H. Pylori* in combination with antibiotics Currently used for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the eradication of *H. Pylori* in combination with antibiotics.	2005	Tab.	In-house

2-4. Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastroprokinetic agent/5-HT_3 Receptor Antagonist/5-HT_4 Receptor Agonist The compound has dual action as a serotonin type 3 receptor antagonist and a serotonin type 4 receptor agonist and is under development for gastrointestinal motility disorders. It is expected to improve the sense of fullness and anorexia associated with chronic gastritis and to improve bowel function or abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
KES524	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and energy consumption resulting in loss of body weight.	Cap.	Abbott
CLEACTOR E6010 (Additional indication)	Treatment of Cerebral Embolism A novel second generation t-PA with a structure modified by utilizing recombinant techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
TAMBOCOR (E0735) (Additional indication)	Sporadic Atrial Fibrillation/Flutter The compound has already been approved as a treatment for tachy-arythmias in Japan and is in phase II clinical trials for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's disease *Currently used for the treatment of mild to moderate dementia of the Alzheimer's type.* Now in phase II trials for the treatment of severe dementia.	Tab.	In-house

XI. Major News Releases

Date	Description
November 5, 2003	Notice concerning Food Additives and Chemicals Division to be split off into a newly incorporated subsidiary was announced
November 5, 2003	Notice concerning dissolution of subsidiary was announced
October 22, 2003	SKAINAR ANTITUSSIVE & EXPECTORANT, a consumer health care medication for cough and expectoration was voluntary recalled
September 24, 2003	T-614, jointly developed with Toyama Chemical Co., Ltd., was submitted for NDA for the treatment of rheumatoid arthritis in Japan.
September 18, 2003	SKAINAR S TABLETS FOR RHINITIS containing pseudoephedrine hydrochloride for nasal congetion
September 16, 2003	Application for modification to the Posology and Method of Administration section of the PARIET SmPC for the on-demand therapy of symptomatic GORD was submitted to the U.K. MHRA for the EU mutual recognition procedure
September 12, 2003	MAXALT 10mg Tablet, MAXALT RPD 10mg Tablet, 5-HT1B/1D receptor agonist-type migraine treatment agents was launched
September 9, 2003	Rasagiline was submitted for NDA for the treatment of Parkinson's disease by Teva Pharmaceutical Industries Ltd.
September 3, 2003	Application for the exemption from the substtitutional retirement portion of Eisai Pension Fund was approved
August 19, 2003	NABOLIN S, a Mecobalamin (Activated Vitamin B_{12}) Tablet was launched
July 30, 2003	Marketing alliance agreement for MAXALT, a migraine treatment agent is partially amended
July 30, 2003	Independent company will be established for chemicals and food additives business
July 18, 2003	PARIET 10 mg received approval for maintenance therapy for Gastroesophageal Reflux Disease(GERD)
July 4, 2003	FDA did not approve the indication of vascular dementia for ARICEPT
July 1, 2003	Notice concerning stock options including the amount to be paid for the exercise of stock options was announced
June 24, 2003	Notice of allotment of stock options was announced
June 23, 2003	Activated Vitamin B_2 tablet, CHOCOLA BB PLUS was launched in Japan
May 26, 2003	sNDA of CLEACTOR for acute pulmonary embolism was submitted
May 15, 2003	Agreement with Teva for co-development of rasagiline for Alzheimer's disease, and co-promotion for Parkinson's disease, in the U.S. was signed
May 13, 2003	Notice on providing stock options in the form of new stock issuance was announced
May 13, 2003	Notice concerning acquisition of the company's own shares in the market was announced
April 3, 2003	CHOCOLA CC WHITE for hyperpigmentation due to sunburn or other causes was launched in Japan